UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE FISCAL YEAR ENDED MARCH 31, 2017

On May 15, 2017, the registrant filed with the Tokyo Stock Exchange information as to the registrant’s financial condition and results of operations at and for the fiscal year ended March 31, 2017. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated May 15, 2017, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2018. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary, NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary, Dimension Data Holdings plc, included in the supplementary data relating to the press release was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial results for the fiscal year ended March 31, 2017 are currently being audited, and the actual results could differ materially from those set forth in the press release.

The earnings projections of the registrant and its subsidiaries for the fiscal year ending March 31, 2018 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
	Name:	Takashi Ameshima
	Title:	Vice President
Investor Relations Office

Date: May 15, 2017

Financial Results Release	May 15, 2017
For the Year Ended March 31, 2017	[U.S. GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”) / URL http://www.ntt.co.jp/ir/
Code No.: 9432
Stock exchanges on which the Company’s shares are listed: Tokyo
Representative: Hiroo Unoura, President and Chief Executive Officer
Contact: Takashi Ameshima, Head of IR, Finance and Accounting / TEL +81-3-6838-5481
Scheduled date of the ordinary general meeting of shareholders: June 27, 2017
Scheduled date of dividend payments: June 28, 2017
Scheduled filing date of securities report: June 30, 2017
Supplemental material on financial results: Yes
Presentation on financial results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Year Ended March 31, 2017 (April 1, 2016 – March 31, 2017)

Amounts are rounded to nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income (Loss) Attributable to NTT
Year ended March 31, 2017	11,391,016	(1.3)%	1,539,789	14.2%	1,527,769	14.9%	800,129	8.5%
Year ended March 31, 2016	11,540,997	4.0%	1,348,149	24.3%	1,329,259	24.6%	737,738	42.4%

Note: Percentages above represent changes from the previous year.

	Basic Earnings (Loss) per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT		ROE (Ratio of Net Income Attributable to NTT)	ROA (Ratio of Income (Loss) before Income Taxes to Total Assets)	Operating Income Margin (Ratio of Operating Income to Operating Revenues)
Year ended March 31, 2017	390.94	(yen)	—	(yen)	8.9%	7.2%	13.5%
Year ended March 31, 2016	350.34	(yen)	—	(yen)	8.4%	6.4%	11.7%

Notes:	1.	Comprehensive income (loss) attributable to NTT:
		For the year ended March 31, 2017: 860,200 million yen (103.8%)
		For the year ended March 31, 2016: 422,153 million yen ((38.9)%)
	2.	Equity in earnings (losses) of affiliated companies:
		For the year ended March 31, 2017: (21) million yen
		For the year ended March 31, 2016: 5,772 million yen
	3.	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for Basic Earnings (Loss) per Share Attributable to NTT have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity (Net Assets)	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2017	21,250,325	11,507,756	9,052,479	42.6%	4,491.73	(yen)
March 31, 2016	21,035,931	11,240,082	8,833,806	42.0%	4,214.32	(yen)

(3) Consolidated Cash Flows

	(Millions of yen)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
Year ended March 31, 2017	2,917,357	(2,089,311)	(981,511)	925,213
Year ended March 31, 2016	2,711,845	(1,759,778)	(707,575)	1,088,275

2. Dividends

	Dividends per Share
	End of the First Quarter	End of the Second Quarter		End of the Third Quarter	Year-end		Total		Total Annual Dividends		Payout Ratio (Consolidated)	Ratio of Dividends to Shareholders’ Equity (Consolidated)
Year ended March 31, 2016	—	50.00	(yen)	—	60.00	(yen)	110.00	(yen)	230,677	(millions of yen)	31.4%	2.6%
Year ended March 31, 2017	—	60.00	(yen)	—	60.00	(yen)	120.00	(yen)	243,147	(millions of yen)	30.7%	2.7%
Year ending March 31, 2018 (Forecasts)	—	75.00	(yen)	—	75.00	(yen)	150.00	(yen)	—		36.2%	—

3. Consolidated Financial Results Forecasts for the Year Ending March 31, 2018 (April 1, 2017 – March 31, 2018)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year ending March 31, 2018	11,750,000	3.2%	1,590,000	3.3%	1,580,000	3.4%	830,000	3.7%	414.00	(yen)

Note: Percentages above represent changes from the previous year.

*Notes

(1)	Change in reporting entities (change in significant consolidated subsidiaries): Yes

Newly added: One company (NTT DATA Services, L.L.C.)

(2)	Change of accounting policy

i.         Change due to revision of accounting standards and other regulations: None

ii.        Other change: Yes

(For further details, please see “(7) Change in Significant Matters Serving as a Basis for the Preparation of Consolidated Financial Statements” on page 21.)

(3)	Number of shares outstanding (common stock)

i. Number of shares outstanding (including treasury stock) at end of year:

March 31, 2017: 2,096,394,470 shares

March 31, 2016: 2,096,394,470 shares

ii. Number of shares of treasury stock at end of year:

March 31, 2017: 81,026,959 shares

March 31, 2016: 255,269 shares

iii. Weighted average number of shares outstanding:

For the year ended March 31, 2017: 2,046,678,144 shares

For the year ended March 31, 2016: 2,105,782,828 shares

Note:	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for “Number of shares outstanding (common stock)” have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

(Reference) Non-Consolidated Financial Results

For the Year Ended March 31, 2017	[Japanese GAAP]

1.	Non-consolidated Financial Results for the Year Ended March 31, 2017 (April 1, 2016 – March 31, 2017)

Amounts are rounded off per 1 million yen.

(1) Non-consolidated Results of Operations

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income
Year ended March 31, 2017	474,380	(9.1)%	339,686	(11.6)%	334,901	(12.2)%	288,117	(56.8)%
Year ended March 31, 2016	521,742	26.7%	384,076	40.2%	381,487	40.1%	666,679	19.8%

Note: Percentages above represent changes from the previous year.

	Earnings per Share		Diluted Earnings per Share
Year ended March 31, 2017	140.77	(yen)	—	(yen)
Year ended March 31, 2016	316.59	(yen)	—	(yen)

Note:	NTT conducted a two-for-one stock split of its common stock, with an effective date of July 1, 2015. The figures for Earnings per Share have been adjusted to reflect the impact of the stock split as if the stock split had occurred at the beginning of the prior fiscal year.

(2) Non-consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Net Assets	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Net Assets per Share
March 31, 2017	6,681,061	4,383,510	65.6%	2,175.04	(yen)
March 31, 2016	7,052,062	4,717,924	66.9%	2,250.77	(yen)

(Reference) Shareholders’ equity:	For the year ended March 31, 2017: 4,383,510 million yen
For the year ended March 31, 2016: 4,717,924 million yen

2.	Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2018 (April 1, 2017 – March 31, 2018)

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income		Earnings per Share
Year ending March 31, 2018	662,000	39.6%	532,000	56.6%	529,000	58.0%	530,000	84.0%	264.00	(yen)

Note: Percentages above represent changes from the previous year.

*	This financial results release is not subject to the audit process.

*	Explanation for financial results forecasts and other notes:

With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 26.

As NTT evaluates its business performance on an annual basis, prospects on a semi-annual basis are not provided.

On Monday, May 15, 2017, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

1. BUSINESS RESULTS

(1) Summary of Business Results

Overview of Consolidated Business Results (April 1, 2016 – March 31, 2017)

	(Billions of yen)
	Fiscal Year Ended March 31, 2016 (April 1, 2015 – March 31, 2016)	Fiscal Year Ended March 31, 2017 (April 1, 2016 – March 31, 2017)	Change	Percent Change
Operating revenues	11,541.0	11,391.0	(150.0)	(1.3)%
Operating expenses	10,192.8	9,851.2	(341.6)	(3.4)%
Operating income	1,348.1	1,539.8	191.6	14.2%
Income before income taxes	1,329.3	1,527.8	198.5	14.9%
Net income attributable to NTT	737.7	800.1	62.4	8.5%

(Note):	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

In the fiscal year ended March 31, 2017, a wide range of changes took place in the information and telecommunications market with the increased spread and market penetration of devices that utilize fixed-line and mobile broadband, and improved convenience in people’s everyday lives and productivity in various industries through the emergence of new services made possible by the evolution of technologies such as cloud services, AI, Big Data, and IoT. In addition, the role of information and telecommunications is becoming increasingly important, including strengthening security measures against increasingly sophisticated and complex cyberattacks, strengthening natural disaster countermeasures and managing safe and secure social systems. This change can be seen on a global scale.

In light of these circumstances, NTT Group accelerated its self-transformation as a “Value Partner” and worked to place the entire NTT Group towards a profit growth track based on the medium-term management strategy “Towards the Next Stage 2.0” formulated and announced in May 2015.

• Status of Initiatives to Expand Global Business and Increase Overseas Profit Generation

NTT Group seeks to establish and expand its global cloud service as a cornerstone of its business operations, and strengthened its efforts to accelerate overseas profit generation through the following initiatives.

•

In order to enhance NTT Group’s global provision of security services, NTT Group established NTT Security Corporation for the integration of NTT Group’s specialized security technologies and service platforms.

•

NTT Group promoted cross-selling through collaboration among group companies through its global network, cloud migration, and IT outsourcing projects and received orders from customers in a range of industries from various global regions, including Public Transport Victoria in Australia, as well as the finance, manufacturing, and shipping industries.

•

While streamlining and optimizing its services and operations in NTT Group’s global cloud business, in procurement, NTT Group has promoted the unified specifications of procured goods and narrowing down of models to cut procurement costs, working to reform its business structure to strengthen the competitiveness of the entire NTT Group.

• Status of Initiatives to Improve Efficiency and Enhance Profitability of Domestic Network Businesses

NTT Group worked to enhance profitability by creating high value-added services as well as optimizing capital investments and reducing costs for its domestic network businesses.

•	Through its efforts with the “Hikari Collaboration Model” and “+d” to promote collaboration among various businesses, NTT Group worked to create high value-added services.

•	In addition to simplifying and streamlining networks, NTT Group worked to increase the efficiency of capital investment by increasing the usage of existing facilities and reducing procurement costs.

•	NTT Group continued to work to reduce costs by controlling marketing costs through the development of the “Hikari Collaboration Model” and by increasing business efficiency.

In addition, in order to support the above initiatives, NTT Group worked to increase the transparency of information regarding group management, further standardize the group’s accounting principles, and bolster cash management including overseas subsidiaries. Furthermore, through project teams formed in FY2015, NTT Group reviewed initiatives aimed at cost reduction and generating profits.

• Status of Initiatives to Expand B2B2X Business

The Japanese government has been developing and implementing a variety of policies centered on the Olympic and Paralympic Games Tokyo 2020 and the Japanese government’s “Vitalization of Local Economies” initiatives. NTT Group plans to make use of these opportunities to accelerate migration to the B2B2X model and, together with businesses in other fields and local governments, strengthen measures aimed at creating services that will become the standard of the next generation.

•

In the sports business, NTT Group developed its B2B2X business through collaborations with the J. League and the U.K.-based Perform Group. As a test case, at NACK5 Stadium Omiya, the home stadium of the J. League soccer club Omiya Ardija, NTT Group implemented the creation of smart stadiums, working to create a new way to enjoy the match through fans’ smartphones and to stimulate the local communities by mutually referring customers to nearby businesses.

NTT Group also began to roll out smart stadiums in J. League stadiums nationwide, establishing Wi-Fi access in Yurtec Stadium Sendai as the first project.

Additionally, NTT Group launched a new sports content distribution service including video from J. League matches. NTT Group made the “DAZN for docomo” service provided to smartphone users, and provided the “DAZN for docomo” and “DAZN” services for IP TV users through “Hikari-TV.”

•

NTT Group promoted collaboration in the entertainment field including traditional arts such as joint testing with SHOCHIKU Co., Ltd. on a collaboration between NTT Group’s cutting-edge audiovisual recognition technology and kabuki.

•

In addition to NTT Group’s agreement with FANUC CORPORATION, which involves collaborative projects in the area of making factories smarter by utilizing edge computing technology and application distribution technology, NTT Group promoted collaborations in a range of industrial fields, including initiatives to make agriculture smarter by monitoring crop-raising conditions through sensor information, aerial drone photography, and image analysis.

•

In July 2016, the “Sapporo City ICT Utilization Platform Study Panel” was established with the goal of utilizing Sapporo City’s ICT to resolve regional social issues using NTT Group’s ICT technology in fields starting with tourism and sports, and including traffic and snow control, health, and childcare. NTT Group promoted the utilization of ICT in the tourism field in Sapporo City by collecting and analyzing big data (the flow of people and purchasing data centered on tourists) from Sapporo City and regional commercial facilities. Additionally, to establish Sapporo’s brand as a tourism and sports city, at the 2017 Sapporo Asian Winter Games held in February 2017, NTT Group proposed a new way to watch sports using cutting-edge ICT, working to invigorate sports tourism.

(Note):	NTT, NTT East, NTT West, NTT Communications, and NTT DOCOMO are Gold Partners (Telecommunications Services) for the Olympic and Paralympic Games Tokyo 2020.

• Status of Fundamental Research & Development

NTT Group pursued a range of R&D pursuant to NTT Group’s Medium-Term Management Strategy “Towards the Next Stage 2.0.” NTT Group established the “corevo®” brand, a collective term for NTT Group’s AI technology, and promoted collaboration with partners in various industries. Furthermore, in order to commercialize the results of development, NTT Group developed business plans tailored to market trends based on NTT Group’s Comprehensive Commercialization System and worked to promote development for practical use.

•	Initiatives to Expand B2B2X Business

•

In the area of edge computing technology, which accomplishes the real-time and wide-ranging processing of data in the IoT age, NTT Group agreed to collaborations with FANUC CORPORATION to further the optimization of the manufacturing field, and with TOYOTA MOTOR CORPORATION to further technological development and technological evaluation in the field of connected cars.

•

In partnership with Mitsubishi Heavy Industries, Ltd., NTT Group developed a prototype for a control system that automatically detects and defends against cyberattacks on industrial equipment including public infrastructure.

•

Utilizing the “angle-free object search technology (corevo®),” which can recognize and search for objects photographed from any angle with a high level of precision, NTT Group implemented joint testing with Seven & i Holdings Co., Ltd. to search for and provide information on products in convenience stores, and with Tokyo Metro Co., Ltd. within subway stations to provide current location data with photos taken of station map signs and to provide limited-time offers through photos taken of advertising posters.

•

Aiming to increase manufacturing facility operating rate and product quality, NTT Group provided Hitachi Zosen Corporation with “abnormal sound detection technology (corevo®),” which objectively visualizes and analyzes the characteristics of both operating sounds and malfunctions of manufacturing facility devices.

•	NTT Group implemented joint practical testing among six group companies to further the realization of services using a device coordination technology (corevo®) centered on communication robots.

•	R&D to Improve Efficiency and Enhance Profitability of Domestic Network Businesses

•

NTT Group developed an “operation-collaboration function,” which facilitates cost reductions by service providers through the use of the “Hikari Collaboration Model” by cataloging the services of telecommunications operators and service providers, including competitors, and consolidating the management of multiple services from the point they are ordered through the start of service and maintenance.

•	NTT Group developed software which makes high-quality and low-cost network services possible by using general-purpose products utilized in data centers and other facilities.

•

NTT Group developed “malfunction source estimation technology (corevo®)” which largely reduces the time required to investigate the cause of a network malfunction by autonomously extracting the causal relationship between the network malfunction and the alarm sent from the device.

•	Research & Development that Enable Highly Immersive New Experiences

•

NTT Group developed a training system for professional baseball players using “athlete first-person vision synthesis technology,” which enables players to experience simulations of pitches with a high degree of realism, and carried out practical testing with RAKUTEN BASEBALL, INC. (Tohoku Rakuten Golden Eagles).

•

NTT Group developed MaPiece technology, which allows even those without specialized knowledge to easily collect accessibility information on steps and stairs required to provide directions to wheelchair users, as well as 2.5D map representation technology that realizes simple relief map display that is easy to understand even for foreign visitors to Japan.

•

Utilizing “Kirari!®” technology, which provides ultra-high presence “as if you were there” experiences, NTT Group implemented practical testing of its overseas real-time broadcasting technology to broadcast video from a studio in Japan to the 2017 SXSW (South by Southwest) in Austin, Texas as well as broadcasting the “KABUKI LION SHI-SHI-O: The Adventures of the Mythical Lion show” performed in Las Vegas, Nevada by SHOCHIKU Co., Ltd. To Japan.

•

In order to be able to provide entirely new services that touch the senses and emotions of humans and create new awe-inspiring experiences in public spaces moving forward into 2020, NTT Group began joint research with the international media art research institute Ars Electronica Futurelab.

•

NTT Group conducted practical testing of digital signage which simultaneously delivers information at the time of disaster and provides information based on the language and location of foreign tourists to ensure that urban functions are comfortable and safe.

•	Promoting Cutting-edge Research

•

NTT Group developed a “Quantum Neural Network” calculator based on an entirely new principle of using light to quickly solve problems which are difficult for traditional computers, such as searching for chemical compounds in drug development.

•	NTT Group was the first in the world to solve the macroscopic realism problem of whether the quantum mechanical behavior of a single electron appears in the everyday macroscopic world.

•

To discover how the brains of superior athletes regulate their mental state and control their bodily movements to deliver top-level performance, NTT Group launched the “Sports Brain Science Project” to elucidate the brain’s information processing in order to “Train the Brain to Win,” and started R&D.

• Status of Initiatives for Sustained Improvement in Corporate Value

While working to minimize medium- to long-term business risks by appropriately responding to social and environmental issues at NTT Group, NTT Group is promoting initiatives toward sustained improvement in corporate value by making effective contributions to the resolution of social and environmental issues through NTT Group’s business activities. Taking into account the UN’s “Sustainable Development Goals: SDGs,” NTT Group has been engaged in various activities including modifying the “NTT Group CSR Charter” in May 2016 and affirming NTT Group’s agreement with the SDGs in September 2016.

•	Status of Initiatives for Cybersecurity

•

While promoting cutting-edge R&D and moving forward with the development of the latest R&D results, NTT Group promoted a group-wide initiative through the “Group CISO Committee.” Furthermore, through the newly established NTT Security Corporation, NTT Group has created a system to provide cutting-edge security technology to NTT Group’s customers. Additionally, in terms of the nationwide issue of developing IT security engineers, NTT Group promoted human resource development within NTT Group and participated in the study panel for inter-industry human resources development, contributing to security personnel development on a national level.

•	Status of Initiatives to Ensure Diverse Personnel Can Demonstrate their Talents

•

Recognizing diversity management as a key part of NTT Group’s management strategy, NTT Group has striven to ensure diverse personnel can demonstrate their talents. For example, in terms of sexual minorities such as LGBT persons, in addition to receiving the highest level “GOLD” evaluation in the “PRIDE Index,” which evaluates companies’ approaches to sexual minorities such as LGBT persons, NTT Group promoted initiatives such as clarifying that the systems including leave for marriage also apply to same-sex partners. Furthermore, in terms of NTT Group’s “Work Style Reform,” NTT Group is actively promoting the usage of the teleworking and flextime systems, regardless of rank or position, to create an easier working environment for all of NTT Group’s employees.

•	Status of Initiatives for the Environment

•

In September 2016, NTT Group announced the “NTT Group Environmental Statement” and “The Eco Strategy 2030,” pledging to contribute to lowering the environmental burden on society while contributing to adapting to climate change and preserving the ecosystem by providing ICT services and cutting-edge technology. While continuing to promote energy saving and cost cutting by introducing cutting-edge electrical power units, NTT Group is also contributing to energy saving in society through sales of these units.

In addition to the above, NTT Group has taken group-wide initiatives to ensure the high stability and reliability of NTT Group’s networks. While quickly and efficiently recovering networks following the 2016 Kumamoto Earthquake, NTT Group also provided support to those affected by the disaster by installing a temporary free Wi-Fi hotspot in the evacuation center.

As a result of the above efforts, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2017 were 11,391.0 billion yen (a decrease of 1.3% from the previous fiscal year) and consolidated operating expenses were 9,851.2 billion yen (a decrease of 3.4% from the previous fiscal year). As a result, consolidated operating income was 1,539.8 billion yen (an increase of 14.2% from the previous fiscal year), consolidated income before income taxes was 1,527.8 billion yen (an increase of 14.9% from the previous fiscal year), and consolidated net income attributable to NTT was 800.1 billion yen (an increase of 8.5% from the previous fiscal year).

The forecast for the fiscal year ending March 31, 2018 is as follows: operating revenues of 11,750.0 billion yen (an increase of 3.2% year-over-year), operating income of 1,590.0 billion yen (an increase of 3.3% year -over-year), income before income taxes of 1,580.0 billion yen (an increase of 3.4% year-over-year), and net income attributable to NTT of 830.0 billion yen (an increase of 3.7% year-over-year).

The business results for each business segment for the consolidated fiscal year ended March 31, 2017 are as follows.

• Regional Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2016 – March 31, 2017)

	(Billions of yen)
	Fiscal Year Ended March 31, 2016 (April 1, 2015 – March 31, 2016)	Fiscal Year Ended March 31, 2017 (April 1, 2016 – March 31, 2017)	Change	Percent Change
Operating revenues	3,407.9	3,308.2	(99.6)	(2.9)%
Operating expenses	3,142.9	2,948.7	(194.2)	(6.2)%
Operating income	265.0	359.5	94.5	35.7%

Number of Subscriptions

	(Thousands of subscriptions)
	As of March 31, 2016	As of March 31, 2017	Change	Percent Change
FLET’S Hikari (including Hikari
Collaboration Model)(1)	19,259	20,053	794	4.1%
NTT East	10,666	11,173	507	4.8%
NTT West	8,593	8,880	287	3.3%
Hikari Collaboration Model	4,691	8,744	4,053	86.4%
NTT East	3,077	5,328	2,251	73.2%
NTT West	1,615	3,416	1,801	111.6%
Hikari Denwa	17,374	17,759	385	2.2%
NTT East	9,123	9,369	246	2.7%
NTT West	8,252	8,390	139	1.7%

Notes:

1.	Number of “FLET’S Hikari (including Hikari Collaboration Model)” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.
2.	The figures for Hikari Denwa indicate the number of channels (in thousands). Number of “Hikari Denwa” subscribers includes wholesale services provided to service providers by NTT East and NTT West.

In the Regional Communications Business Segment, NTT Group worked to develop its B2B2X business through the “Hikari Collaboration Model,” the wholesale provision of fiber-optic access infrastructure services, among other things, to various service providers.

• Details of Main Initiatives

•

With regard to the “Hikari Collaboration Model,” the number of service providers providing wholesale service was approximately 550 companies at the end of the fiscal year ended March 31, 2017, as NTT Group further expanded collaborative projects with not only business operators in the communications industry, energy industry, real estate industry, and security industry, but also business operators in diverse industries including the housing industry and media industry in the fiscal year ended March 31, 2017. Furthermore, in the housing industry, new use cases were born, including providing total lifestyle support after home purchases, which includes a combination of this model, Home Energy Management System (HEMS) service and lifestyle-related services. As a result of these initiatives, the number of fiber-optic access service subscriptions using this model was 8.74 million.

•

With the development of the “Hikari Collaboration Model,” NTT Group worked to continually reduce marketing costs. Furthermore, by simplifying and streamlining networks and further increasing the usage of existing facilities, NTT Group worked to make capital investment more efficient.

•

As companies and local governments are proactively promoting the use of Wi-Fi as a powerful information service tool, in various regions, NTT Group continually worked to improve convenience for the increasing number of visitors to Japan by expanding the coverage area of Wi-Fi, resulting in the number of Wi-Fi area owners reaching 557.

• Number of Subscriptions for Major Services

•	FLET’S Hikari: 20.05 million subscriptions (an increase of 0.79 million subscriptions from the previous fiscal year)

•	(Included in the above) “Hikari Collaboration Model”: 8.74 million subscriptions (an increase of 4.05 million subscriptions from the previous fiscal year)

•	Hikari Denwa: 17.76 million channels (an increase of 0.38 million channels from the previous fiscal year)

•	FLET’S TV: 1.52 million subscriptions (an increase of 0.09 million subscriptions from the previous fiscal year)

(Note):	The figures for “FLET’S Hikari,” “Hikari Denwa” and “FLET’S TV” include the number of subscriptions for wholesale services provided to service providers through the use of the “Hikari Collaboration Model“ by NTT East and NTT West.

As a result of the above, consolidated operating revenues in the Regional Communications Business Segment for the fiscal year ended March 31, 2017 were 3,308.2 billion yen (a decrease of 2.9% from the previous fiscal year). On the other hand, consolidated operating expenses were 2,948.7 billion yen (a decrease of 6.2% from the previous fiscal year). As a result, consolidated operating income was 359.5 billion yen (an increase of 35.7% from the previous fiscal year).

• Long Distance and International Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2016 – March 31, 2017)

	(Billions of yen)
	Fiscal Year Ended March 31, 2016 (April 1, 2015 – March 31, 2016)	Fiscal Year Ended March 31, 2017 (April 1, 2016 – March 31, 2017)	Change	Percent Change
Operating revenues	2,250.9	2,129.3	(121.7)	(5.4)%
Operating expenses	2,154.2	2,088.4	(65.8)	(3.1)%
Operating income	96.7	40.8	(55.9)	(57.8)%

In the Long Distance and International Communications Business Segment, in addition to enhancing its provision of seamless ICT solutions combining network and security, etc., NTT Group worked to enhance its service provision in growth areas such as cloud services and IT outsourcing.

• Details of Main Initiatives

•

To provide an ICT solution based on a more highly reliable international network to NTT Group’s enterprise clients, in October 2016 NTT Group began operations of the “Asia Pacific Gateway,” its high-bandwidth optical submarine cable network. Additionally, to respond to demand for cloud services and data centers in various global regions, in the continually growing market of America, in addition to launching service at its “Virginia Ashburn 2 (VA2) Data Center,” NTT Group began construction on its “Virginia Ashburn 3 (VA3) Data Center,” designed to achieve strong security and high-level energy savings, thus proactively expanding NTT Group’s cloud platform by working to provide different variations of data centers. As a result of these initiatives, NTT Group’s data centers were ranked as top class in the world in terms of both total floor area and potential server installation floor area according to a report by U.S. TeleGeography (published in November 2016).

•

NTT Group received an IT outsourcing order from major U.K. insurance provider ReAssure UK Services Limited, and began providing infrastructure services including introduction of cloud services for the company’s servers and security oversight services.

• Number of Subscriptions for Major Services

•	Number of customers for Cloud services: 9,000 customers (an increase of 700 customers from the previous fiscal year)

•	Hikari TV: 3.02 million subscriptions (a decrease of 0.03 million subscriptions from the previous fiscal year)

As a result of the above, consolidated operating revenues in the Long Distance and International Communications Business Segment for the fiscal year ended March 31, 2017 were 2,129.3 billion yen (a decrease of 5.4% from the previous fiscal year). On the other hand, consolidated operating expenses were 2,088.4 billion yen (a decrease of 3.1% from the previous fiscal year). As a result, consolidated operating income was 40.8 billion yen (a decrease of 57.8% from the previous fiscal year).

• Mobile Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2016 – March 31, 2017)

	(Billions of yen)
	Fiscal Year Ended March 31, 2016 (April 1, 2015 – March 31, 2016)	Fiscal Year Ended March 31, 2017 (April 1, 2016 – March 31, 2017)	Change	Percent Change
Operating revenues	4,527.1	4,584.6	57.4	1.3%
Operating expenses	3,738.8	3,632.9	(105.8)	(2.8)%
Operating income	788.4	951.6	163.3	20.7%

Number of Subscriptions

	(Thousands of subscriptions)
	As of March 31, 2016	As of March 31, 2017	Change	Percent Change
Mobile Telecommunications Services	70,964	74,880	3,916	5.5%
“Kake-hodai & Pake-aeru” billing plan	29,704	37,066	7,362	24.8%
Telecommunications Services (LTE (Xi))	38,679	44,544	5,865	15.2%
Telecommunications Services (FOMA (3G))	32,285	30,336	(1,949)	(6.0)%

Notes:

1.	Number of Mobile Telecommunications Services (including “Telecommunications Services (LTE (Xi))” and “Telecommunications Services (FOMA (3G))”) includes Communication Module Services.

In the Mobile Communications Business Segment, NTT Group has worked toward the promotion of sales of the billing plan, “Kake-hodai & Pake-aeru,” and “docomo Hikari,” promoting collaboration with various business partners and providing new value-added services to enhance profitability in the smart life area.

• Details of Main Initiatives

•

In addition to continuing to promote the sales of its “Kake-hodai & Pake-aeru,” as a billing plan tailored to suit a customer’s stage of life that offers more affordable rates to long-term users, in November 2016 NTT Group began offering its “docomo Child Raising Support Program” and other initiatives, working to enhance returns to NTT Group’s customers. As a result, the number of subscriptions to “Kake-hodai & Pake-aeru” reached 37.07 million.

•

By utilizing the “Hikari Collaboration Model” from the Regional Communications Business Segment, NTT Group promoted the sales of the “docomo Hikari Pack,” which bundles fiber-optic access infrastructure services, internet access service, and mobile service. As a result, the number of subscriptions to “docomo Hikari” reached 3.40 million.

•

In order to strengthen profitability in the Smart Life area, NTT Group pursued the “+d” initiative, which was aimed at creating new added value through collaboration with various business partners, and expanded its content, finance, and settlement services. Specifically, NTT Group collaborated with Perform Group to begin providing the sports streaming service “DAZN for docomo,” and worked to expand the number of member stores for NTT Group’s “d POINTs” loyalty point program.

As a result of the above, consolidated operating revenues in the Mobile Communications Business Segment for the fiscal year ended March 31, 2017 were 4,584.6 billion yen (an increase of 1.3% from the previous fiscal year). On the other hand, consolidated operating expenses were 3,632.9 billion yen (a decrease of 2.8% from the previous fiscal year). As a result, consolidated operating income was 951.6 billion yen (an increase of 20.7% from the previous fiscal year).

• Data Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2016 – March 31, 2017)

	(Billions of yen)
	Fiscal Year Ended March 31, 2016 (April 1, 2015 – March 31, 2016)	Fiscal Year Ended March 31, 2017 (April 1, 2016 – March 31, 2017)	Change	Percent Change
Operating revenues	1,616.8	1,718.7	101.9	6.3%
Operating expenses	1,504.1	1,610.8	106.7	7.1%
Operating income	112.7	107.9	(4.9)	(4.3)%

In the Data Communications Business Segment, NTT Group responded to the acceleration of its customers’ expansion in the global market and the diversification and increased sophistication of their needs by working to expand NTT Group’s business in the global market and to expand and reliably provide a range of IT services, such as system integration, that are responsive to the changes in the market.

• Details of Main Initiatives

•

To increase NTT Group’s presence through the acquisition of a North America-focused operating base and to enhance cloud services and BPO services, NTT Group acquired the businesses of the Dell Services Division, which has been highly regarded by customers for providing digital solutions and BPO services tailored to the healthcare industry.

•

To create new finance-related services through Open Innovation, together with venture firms and regional banks, NTT Group established “BeSTA FinTech Lab,” working to provide new services utilizing FinTech including the implementation of practical testing of information distribution services with location data.

•

Aiming for the expanded use of global geospatial information, creation of new markets, and the stimulation of related industries, in April 2016 NTT Group began to offer the world’s highest-resolution “AW3D® Global High-resolution 3D Map” developed with the Remote Sensing Technology Center of Japan (RESTEC) to all global land spaces.

As a result of the above, consolidated operating revenues in the Data Communications Business Segment for the fiscal year ended March 31, 2017 were 1,718.7 billion yen (an increase of 6.3% from the previous fiscal year). On the other hand, consolidated operating expenses were 1,610.8 billion yen (an increase of 7.1% from the previous fiscal year). As a result, consolidated operating income was 107.9 billion yen (a decrease of 4.3% from the previous fiscal year).

• Other Business Segment

Overview of Business Results by Business Segment (April 1, 2016 – March 31, 2017)

	(Billions of yen)
	Fiscal Year Ended March 31, 2016 (April 1, 2015 – March 31, 2016)	Fiscal Year Ended March 31, 2017 (April 1, 2016 – March 31, 2017)	Change	Percent Change
Operating revenues	1,294.5	1,282.3	(12.2)	(0.9)%
Operating expenses	1,220.4	1,205.0	(15.5)	(1.3)%
Operating income	74.0	77.3	3.3	4.4%

In the Other Business Segment, NTT Group mainly provided services related to the real estate business, finance business, construction and electric power business, and system development business.

• Details of Main Initiatives

•	Real Estate Business

NTT Group pursued its office and retail operations centered on office buildings and commercial facilities and its residential operations principally through the “Wellith” brand. Furthermore, NTT Group utilized its know-how developed in these operations to pursue global and hotels & resorts businesses.

•	Finance Business

NTT Group provided financial services such as leasing, installation payment, and other finance areas concentrating on information-related equipment, billing and collection services for telecommunication service bills, and credit card transaction settlement services.

•	Construction and Electric Power Business

By combining and utilizing NTT Group’s technology in “ICT, energy, and construction” to the fullest extent, NTT Group designed and built large-scale solar power generation systems and data centers.

•	System Development Business

To provide optimized, high-quality ICT services, NTT Group worked to develop network operation systems and application services.

As a result of the above, consolidated operating revenues in the Other Business Segment for the fiscal year ended March 31, 2017 were 1,282.3 billion yen (a decrease of 0.9% from the previous fiscal year). On the other hand, consolidated operating expenses were 1,205.0 billion yen (a decrease of 1.3% from the previous fiscal year). As a result, consolidated operating income was 77.3 billion yen (an increase of 4.4% from the previous fiscal year).

(2) Summary of Financial Position

Net cash provided by operating activities for the fiscal year ended March 31, 2017 increased by 205.5 billion yen (7.6%) from the previous fiscal year to 2,917.4 billion yen. This increase was due to, among other factors, an increase in collection of accounts receivable.

Net cash used in investing activities increased by 329.5 billion yen (18.7%) from the previous fiscal year to 2,089.3 billion yen. This increase was due to, among other factors, an increase in payments for capital investments.

Net cash used in financing activities increased by 273.9 billion yen (38.7%) from the previous fiscal year to 981.5 billion yen. This increase was due to, among other factors, an increase in stock repurchases by NTT and an increase in stock repurchases by NTT’s subsidiaries.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of March 31, 2017 totaled 925.2 billion yen, a decrease of 163.1 billion yen (15.0%) from the end of the previous fiscal year.

	(Billions of yen)
	Fiscal Year Ended March 31, 2016 (April 1, 2015 – March 31, 2016)	Fiscal Year Ended March 31, 2017 (April 1, 2016 – March 31, 2017)	Change	Percent Change
Cash flows provided by operating activities	2,711.8	2,917.4	205.5	7.6%
Cash flows used in investing activities	(1,759.8)	(2,089.3)	(329.5)	(18.7)%
Cash flows used in financing activities	(707.6)	(981.5)	(273.9)	(38.7)%
Cash and cash equivalents at the end of year	1,088.3	925.2	(163.1)	(15.0)%

2. BASIC APPROACH TO THE SELECTION OF ACCOUNTING STANDARDS

NTT Group is considering adopting International Financial Reporting Standards (“IFRS”) beginning with the three months ending June 30, 2018 in order to, among other things, improve the international comparability of its financial information in the capital markets and increase the efficiency of its financial reporting.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31, 2016	March 31, 2017	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥1,088,275	¥925,213	¥(163,062)
Short-term investments	33,076	63,844	30,768
Notes and accounts receivable, trade	2,733,116	2,699,708	(33,408)
Allowance for doubtful accounts	(45,236)	(48,626)	(3,390)
Accounts receivable, other	473,192	505,145	31,953
Inventories	414,581	365,379	(49,202)
Prepaid expenses and other current assets	469,529	573,170	103,641
Deferred income taxes	260,446	228,590	(31,856)

Total current assets	5,426,979	5,312,423	(114,556)

Property, plant and equipment:
Telecommunications equipment	11,586,812	11,046,115	(540,697)
Telecommunications service lines	15,870,097	16,064,732	194,635
Buildings and structures	6,069,437	6,147,869	78,432
Machinery, vessels and tools	1,996,898	2,032,389	35,491
Land	1,273,209	1,292,685	19,476
Construction in progress	382,196	421,819	39,623

	37,178,649	37,005,609	(173,040)
Accumulated depreciation	(27,626,728)	(27,286,588)	340,140

Net property, plant and equipment	9,551,921	9,719,021	167,100

Investments and other assets:
Investments in affiliated companies	515,716	484,596	(31,120)
Marketable securities and other investments	474,247	495,290	21,043
Goodwill	1,229,208	1,314,645	85,437
Software	1,212,482	1,209,485	(2,997)
Other intangible assets	391,977	453,918	61,941
Other assets	1,486,840	1,492,076	5,236
Deferred income taxes	746,561	768,871	22,310

Total investments and other assets	6,057,031	6,218,881	161,850

Total assets	¥21,035,931	¥21,250,325	¥214,394

	Millions of yen
	March 31, 2016	March 31, 2017	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥129,656	¥227,207	¥97,551
Current portion of long-term debt	476,777	681,904	205,127
Accounts payable, trade	1,572,797	1,612,996	40,199
Current portion of obligations under capital leases	14,711	14,430	(281)
Accrued payroll	430,248	443,308	13,060
Accrued taxes on income	249,356	239,755	(9,601)
Accrued consumption tax	83,481	75,083	(8,398)
Advances received	290,132	324,342	34,210
Other	493,970	512,368	18,398

Total current liabilities	3,741,128	4,131,393	390,265

Long-term liabilities:
Long-term debt (excluding current portion)	3,546,203	3,168,478	(377,725)
Obligations under capital leases (excluding current portion)	27,630	25,568	(2,062)
Liability for employees’ retirement benefits	1,688,611	1,599,381	(89,230)
Accrued liabilities for point programs	89,003	103,047	14,044
Deferred income taxes	166,547	166,751	204
Other	491,630	497,132	5,502

Total long-term liabilities	6,009,624	5,560,357	(449,267)

Redeemable noncontrolling interests	45,097	50,819	5,722

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,879,560	2,862,035	(17,525)
Retained earnings	5,074,234	5,626,155	551,921
Accumulated other comprehensive income (loss)	(57,055)	1,562	58,617
Treasury stock, at cost	(883)	(375,223)	(374,340)

Total NTT shareholders’ equity	8,833,806	9,052,479	218,673

Noncontrolling interests	2,406,276	2,455,277	49,001

Total equity	11,240,082	11,507,756	267,674

Total liabilities and equity	¥21,035,931	¥21,250,325	¥214,394

(2) CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED MARCH 31

Consolidated Statements of Income

	Millions of yen
	2016	2017	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥1,329,963	¥1,233,885	¥(96,078)
Mobile voice related services	837,818	865,293	27,475
IP / packet communications services	3,757,846	3,808,972	51,126
Sale of telecommunications equipment	953,022	806,493	(146,529)
System integration	3,063,501	3,041,587	(21,914)
Other	1,598,847	1,634,786	35,939

	11,540,997	11,391,016	(149,981)

Operating expenses:
Cost of services (excluding items shown separately below)	2,458,057	2,487,588	29,531
Cost of equipment sold (excluding items shown separately below)	970,478	879,725	(90,753)
Cost of system integration (excluding items shown separately below)	2,197,506	2,161,007	(36,499)
Depreciation and amortization	1,766,325	1,462,235	(304,090)
Impairment losses
Goodwill	4,719	53,294	48,575
Other	28,002	20,558	(7,444)
Selling, general and administrative expenses	2,767,761	2,786,820	19,059

	10,192,848	9,851,227	(341,621)

Operating income	1,348,149	1,539,789	191,640

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(41,670)	(37,761)	3,909
Interest income	17,708	17,753	45
Other, net	5,072	7,988	2,916

	(18,890)	(12,020)	6,870

Income before income taxes and equity in earnings (losses) of affiliated companies	1,329,259	1,527,769	198,510

Income tax expense (benefit):
Current	457,674	472,711	15,037
Deferred	(102,849)	(4,341)	98,508

	354,825	468,370	113,545

Income before equity in earnings (losses) of affiliated companies	974,434	1,059,399	84,965

Equity in earnings (losses) of affiliated companies	5,772	(21)	(5,793)

Net income	980,206	1,059,378	79,172

Less – Net income attributable to noncontrolling interests	242,468	259,249	16,781

Net income attributable to NTT	¥737,738	¥800,129	¥62,391

Per share of common stock*:
Weighted average number of shares outstanding (Shares)	2,105,782,828	2,046,678,144
Net income attributable to NTT (Yen)	¥350.34	¥390.94

*	“Per share of common stock” figures for the fiscal year ended March 31, 2016 have been adjusted to reflect the two-for-one stock split.

Consolidated Statements of Comprehensive Income

	Millions of yen
	2016	2017	Increase (Decrease)
Net income	¥980,206	¥1,059,378	¥79,172
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	(32,960)	12,308	45,268
Unrealized gain (loss) on derivative instruments	(4,079)	495	4,574
Foreign currency translation adjustments	(115,599)	(24,657)	90,942
Pension liability adjustments	(208,644)	91,034	299,678
Total other comprehensive income (loss)	(361,282)	79,180	440,462
Total comprehensive income (loss)	618,924	1,138,558	519,634
Less – Comprehensive income attributable to noncontrolling interests	196,771	278,358	81,587

Total comprehensive income (loss) attributable to NTT	¥422,153	¥860,200	¥438,047

(3) CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2016

	Millions of yen
	NTT shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total	Noncontrolling interests	Total Equity
At beginning of year	¥937,950	¥2,846,723	¥5,126,657	¥268,232	¥(497,702)	¥8,681,860	¥2,367,950	¥11,049,810
Adjustments due to change in fiscal year end of consolidated subsidiaries			700	(9,702)		(9,002)	(595)	(9,597)
At beginning of year (as adjusted)	937,950	2,846,723	5,127,357	258,530	(497,702)	8,672,858	2,367,355	11,040,213
Net income			737,738			737,738	241,075	978,813
Other comprehensive income (loss)				(315,585)		(315,585)	(44,749)	(360,334)
Cash dividends			(200,182)			(200,182)	(105,568)	(305,750)
Changes in NTT’s ownership interest in subsidiaries		28,666				28,666	(51,837)	(23,171)
Stock compensation transactions		4,171				4,171		4,171
Acquisition of treasury stock					(93,886)	(93,886)		(93,886)
Resale of treasury stock		8			18	26		26
Cancellation of treasury stock		(8)	(590,679)		590,687	—		—
At end of year	¥937,950	¥2,879,560	¥5,074,234	¥(57,055)	¥(883)	¥8,833,806	¥2,406,276	¥11,240,082

YEAR ENDED MARCH 31, 2017

	Millions of yen
	NTT shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total	Noncontrolling interests	Total Equity
At beginning of year	¥937,950	¥2,879,560	¥5,074,234	¥(57,055)	¥(883)	¥8,833,806	¥2,406,276	¥11,240,082
Adjustments due to change in fiscal year end of consolidated subsidiaries			(214)	(1,454)		(1,668)	(1,408)	(3,076)
At beginning of year (as adjusted)	937,950	2,879,560	5,074,020	(58,509)	(883)	8,832,138	2,404,868	11,237,006
Net income			800,129			800,129	257,593	1,057,722
Other comprehensive income (loss)				60,071		60,071	20,389	80,460
Cash dividends			(247,994)			(247,994)	(113,167)	(361,161)
Changes in NTT’s ownership interest in subsidiaries		(18,700)				(18,700)	(114,406)	(133,106)
Stock compensation transactions		1,175				1,175		1,175
Acquisition of treasury stock					(374,348)	(374,348)		(374,348)
Resale of treasury stock					8	8		8
At end of year	¥937,950	¥2,862,035	¥5,626,155	¥1,562	¥(375,223)	¥9,052,479	¥2,455,277	¥11,507,756

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	Millions of yen
	2016	2017	Increase (Decrease)
Cash flows from operating activities:
Net income	¥980,206	¥1,059,378	¥79,172
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	1,766,325	1,462,235	(304,090)
Impairment losses	32,721	73,852	41,131
Deferred taxes	(102,849)	(4,341)	98,508
Losses on disposals of property, plant and equipment	107,474	105,790	(1,684)
Gains on sales of property, plant and equipment	(20,364)	(15,633)	4,731
Equity in (earnings) losses of affiliated companies	(5,772)	21	5,793
(Increase) decrease in notes and accounts receivable, trade	(72,575)	63,842	136,417
(Increase) decrease in inventories	(47,569)	(731)	46,838
(Increase) decrease in other current assets	(63,107)	(30,143)	32,964
Increase (decrease) in accounts payable, trade and accrued payroll	(34,539)	52,872	87,411
Increase (decrease) in accrued consumption tax	(64,596)	(7,258)	57,338
Increase (decrease) in advances received	46,191	36,925	(9,266)
Increase (decrease) in accrued taxes on income	124,905	(8,931)	(133,836)
Increase (decrease) in other current liabilities	8,198	8,934	736
Increase (decrease) in liability for employees’ retirement benefits	49,360	7,133	(42,227)
Increase (decrease) in other long-term liabilities	(1,965)	41,785	43,750
Other	9,801	71,627	61,826

Net cash provided by operating activities	¥2,711,845	¥2,917,357	¥205,512

	Millions of yen
	2016	2017	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,265,622)	¥(1,301,697)	¥(36,075)
Payments for intangibles	(371,924)	(400,110)	(28,186)
Proceeds from sales of property, plant and equipment	83,521	24,920	(58,601)
Payments for purchases of non-current investments	(56,641)	(40,344)	16,297
Proceeds from sales and redemptions of non-current investments	57,173	58,835	1,662
Acquisitions of subsidiaries, net of cash acquired	(120,596)	(329,005)	(208,409)
Payments for purchases of short-term investments	(26,521)	(178,939)	(152,418)
Proceeds from redemptions of short-term investments	23,095	146,132	123,037
Other	(82,263)	(69,103)	13,160

Net cash used in investing activities	(1,759,778)	(2,089,311)	(329,533)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	398,348	320,464	(77,884)
Payments for settlement of long-term debt	(449,025)	(485,612)	(36,587)
Proceeds from issuance of short-term debt	4,460,110	4,987,795	527,685
Payments for settlement of short-term debt	(4,659,686)	(4,897,024)	(237,338)
Dividends paid	(200,182)	(247,994)	(47,812)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(93,924)	(374,436)	(280,512)
Acquisitions of shares of subsidiaries from noncontrolling interests	(15,718)	(155,905)	(140,187)
Other	(147,498)	(128,799)	18,699

Net cash used in financing activities	(707,575)	(981,511)	(273,936)

Effect of exchange rate changes on cash and cash equivalents	(7,419)	(6,959)	460

Net increase (decrease) in cash and cash equivalents	237,073	(160,424)	(397,497)

Cash and cash equivalents at beginning of year	849,174	1,088,275	239,101

Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries	2,028	(2,638)	(4,666)

Cash and cash equivalents at end of year	¥1,088,275	¥925,213	¥(163,062)

(5) Going Concern Assumption

None

(6) Significant Matters Serving as a Basis for the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), etc.).

Principal Accounting Policies, etc.

Marketable Securities

ASC320, “Investments – Debt and Equity Securities” applies.

Inventories

Inventories are stated at the lower of cost or market. The cost of telecommunications equipment to be sold is determined by the first-in first-out method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed principally using the straight-line method.

Goodwill, Software and Other Intangible Assets

ASC350, “Intangibles – Goodwill and Other” applies.

Liability for Employees’ Retirement Benefits

ASC715, “Compensation – Retirement Benefits” applies.

Derivative Financial Instruments

ASC815, “Derivatives and Hedging” applies.

Income Taxes

Income taxes are computed based on income before income taxes in the consolidated statements of income. According to the asset and liability approach, the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforwards are recognized as deferred tax assets or liabilities.

(7) Change in Significant Matters Serving as a Basis for the Preparation of Consolidated Financial Statements

Change in depreciation method

NTT and its subsidiaries in Japan traditionally used the declining-balance method for calculating depreciation of property, plant and equipment. Effective April 1, 2016, NTT and its subsidiaries adopted the straight-line method of depreciation.

As NTT Group plans to complete the expansion of its service areas for fiber-optic services and LTE services in the network business, it has been shifting the focus of its capital investments to improving the efficiency in using facilities while maintaining the current functionality. With respect to network services, NTT has started providing the “Hikari Collaboration Model,” the wholesale provision of fiber-optic access services, which can be used by customers of both fixed-line communications services and mobile communications services in the long-term. Through these efforts, NTT expects the stable usage of property, plant and equipment going forward.

For these reasons, NTT believes that the straight-line depreciation method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated.

The effect of the change in the depreciation method is recognized prospectively as a change in the accounting estimate pursuant to FASB ASC-250, “Accounting Changes and Error Corrections.”

In line with the change in the depreciation method, NTT reviewed the residual carrying amount of property, plant and equipment and other necessary items and made changes where necessary.

As a result of the change in the depreciation method, depreciation expenses on a consolidated basis for the fiscal year ended March 31, 2017 decreased by ¥244,177 million. Consolidated net income attributable to NTT and consolidated net income attributable to NTT per share for the fiscal year ended March 31, 2017 increased by ¥132,222 million and ¥64.60, respectively.

Change in Fiscal Year End of Certain Subsidiaries

As of April 1, 2016, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month lag between their fiscal year ends and NTT’s fiscal year end in NTT’s consolidated financial statements. The elimination of this lag was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the fiscal year ended March 31, 2016. As a result of this change, NTT’s retained earnings, accumulated other comprehensive income (loss) and noncontrolling interests have decreased by ¥214 million, ¥1,454 million and ¥1,408 million, respectively, in each case as of the beginning of the current fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

(8) Business Segments

1. Operating revenues

	(Millions of yen)
	Year ended March 31, 2016	Year ended March 31, 2017	Increase (Decrease)
Regional communications business
External customers	¥2,908,249	¥2,736,664	¥(171,585)
Intersegment	499,604	571,542	71,938

Total	3,407,853	3,308,206	(99,647)

Long-distance and international communications business
External customers	2,161,391	2,040,209	(121,182)
Intersegment	89,532	89,055	(477)

Total	2,250,923	2,129,264	(121,659)

Mobile communications business
External customers	4,483,666	4,535,829	52,163
Intersegment	43,459	48,723	5,264

Total	4,527,125	4,584,552	57,427

Data communications business
External customers	1,512,842	1,609,163	96,321
Intersegment	103,994	109,558	5,564

Total	1,616,836	1,718,721	101,885

Other
External customers	474,849	469,151	(5,698)
Intersegment	819,617	813,120	(6,497)

Total	1,294,466	1,282,271	(12,195)

Elimination	(1,556,206)	(1,631,998)	(75,792)

Consolidated total	¥11,540,997	¥11,391,016	¥(149,981)

2. Segment profit

	(Millions of yen)
	Year ended March 31, 2016	Year ended March 31, 2017	Increase (Decrease)
Segment profit
Regional communications business	¥264,957	¥359,491	¥94,534
Long-distance and international communications business	96,688	40,836	(55,852)
Mobile communications business	788,362	951,634	163,272
Data communications business	112,739	107,875	(4,864)
Other	74,042	77,308	3,266

Total segment profit	1,336,788	1,537,144	200,356
Elimination	11,361	2,645	(8,716)

Consolidated total	¥1,348,149	¥1,539,789	¥191,640

3. Segment assets

	(Millions of yen)
	March 31, 2016	March 31, 2017	Increase (Decrease)
Segment assets
Regional communications business	¥6,995,750	¥7,027,689	¥31,939
Long-distance and international communications business	2,762,138	2,772,961	10,823
Mobile communications business	7,341,102	7,599,619	258,517
Data communications business	1,981,578	2,364,387	382,809
Other	10,932,317	10,891,660	(40,657)

Total segment assets	30,012,885	30,656,316	643,431
Elimination	(8,976,954)	(9,405,991)	(429,037)

Consolidated total	¥21,035,931	¥21,250,325	¥214,394

4. Other significant items

	(Millions of yen)
	Year ended March 31, 2016	Year ended March 31, 2017	Increase (Decrease)
Depreciation and amortization
Regional communications business	¥699,686	¥586,772	¥(112,914)
Long-distance and international communications business	177,818	171,670	(6,148)
Mobile communications business	629,502	455,779	(173,723)
Data communications business	150,242	155,352	5,110
Other	104,701	89,260	(15,441)

Total segment	1,761,949	1,458,833	(303,116)
Elimination	4,376	3,402	(974)

Consolidated total	¥1,766,325	¥1,462,235	¥(304,090)

	(Millions of yen)
	Year ended March 31, 2016	Year ended March 31, 2017	Increase (Decrease)
Capital investments for segment assets (*)
Regional communications business	¥622,131	¥583,358	¥(38,773)
Long-distance and international communications business	227,564	244,859	17,295
Mobile communications business	595,264	597,078	1,814
Data communications business	134,030	158,140	24,110
Other	108,217	116,592	8,375

Consolidated total	¥1,687,206	¥1,700,027	¥12,821

(*)	The figures for capital investments are the accrual-based amounts required for acquisition of property, plant and equipment, and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Payments for intangibles” in the consolidated statements of cash flows are as follows:

	Millions of yen
	Year ended March 31, 2016	Year ended March 31, 2017	Increase (Decrease)
Payments for property, plant and equipment	¥1,265,622	¥1,301,697	¥36,075
Payments for intangibles	371,924	400,110	28,186

Total	1,637,546	1,701,807	64,261
Difference from the total of capital investments	¥(49,660)	¥1,780	¥51,440

As indicated in “3(7) Change in Significant Matters Serving as a Basis for the Preparation of Consolidated Financial Statements,” effective April 1, 2016, NTT and its subsidiaries in Japan adopted the straight-line method of depreciation and reviewed the residual carrying amount of property, plant and equipment and other necessary items and made changes where necessary.

As a result of the change in depreciation method, segment profit on a consolidated basis for the fiscal year ended March 31, 2017 increased by ¥79,373 million for “Regional communications business,” ¥6,633 million for “Long distance and international communications business,” ¥154,050 million for “Mobile communications business,” and ¥5,072 million for “Other,” decreased    by ¥951 million for “Data communications business,” and increased by ¥244,177 million for “Total segment” and “Consolidated total.”

(9) Subsequent Events

NTT’s repurchase of its common stock

On December 12, 2016, the Board of Directors resolved that NTT may acquire up to 33 million shares of its outstanding common stock for an amount in total not exceeding ¥150 billion from December 13, 2016 through June 30, 2017. Based on this resolution, NTT repurchased 21,693,800 shares of its common stock for a total purchase price of ¥106,763 million between December 2016 and March 2017.

NTT also repurchased 8,893,400 shares of its common stock for a total purchase price of ¥43,235 million in April 2017 and concluded the repurchase of its common stock authorized by Board of Directors’ resolution.

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Financial Results for the Fiscal Year Ended March 31, 2017 And Financial Forecasts for the Fiscal Year Ending March 31, 2018 May 15, 2017

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission. *                “E” in this material represents that the figure is a plan or projection for operation. **                “FY” in this material indicates the fiscal year ending March 31 of the succeeding year. Financial Results for the Fiscal Year Ended March 31, 2017 and Financial Forecasts for the Fiscal Year Ending March 31, 2018 —1— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Table of Contents Fiscal Year ended March 31, 2017 Summary of Consolidated Financial Results Topics Contributing Factors by Segment Progress toward Medium-Term Financial Targets Strengthening NTT’s Global Business Fiscal Year ending March 31, 2018 Forecast Summary Forecast Summary by Segment Shareholder Returns (Reference) Major B2B2X Initiatives (Reference) Major R&D Initiatives Appendix Financial Results for the Fiscal Year Ended March 31, 2017 and Financial Forecasts for the Fiscal Year Ending March 31, 2018 —2— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

FY2016 Summary of Consolidated Financial Results Operating Income increased by ¥191.6 billion [14.2%] Net Income reached new record levels EPS increased by ¥41 to ¥391 Status of Consolidated Financial Results Operating Revenues: ¥11,391.0 billion (decrease of ¥150.0 billion [(1.3)%] year-on-year) Operating Income: ¥1,539.8 billion (increase of ¥191.6 billion [14.2%] year-on-year) Net Income*: ¥800.1 billion (increase of ¥62.4 billion [8.5%] year-on-year) EPS: ¥390.94 (increase of ¥40.60 [11.6%] year-on-year) * Net income represents net income attributable to NTT, excluding noncontrolling interests. Financial Results for the Fiscal Year Ended March 31, 2017 and Financial Forecasts for the Fiscal Year Ending March 31, 2018 —3— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

FY2016 Topics Increased Profitability of Network Services Expansion of NTT’s User Base Mobile Subscriptions: 74.88 million mobile subscriptions (net increase of 3.92 million) (Included in the above) Kake-hodai & Pake-aeru: 37.07 million subscriptions (net increase of 7.36 million) FTTH Subscriptions: 20.05 million subscribers (net increase of 0.79 million) (Included in the above) Hikari Collaboration: 8.74 million (4.74 million opened connections (1.93 million new subscribers and 2.82 million subscribers who switched subscriptions from FLET’S Hikari) Growing number of Wi-Fi area owners*: 557 (increase of 164 year-on-year) Expansion of Global Cloud Services Cross-Selling Order Volume: US$940 million Promotion of the B2B2X Model Expanded the scope of collaboration with other companies and local governments through the use of NTT Group’s latest cutting-edge technology in the fields of sports, traditional entertainment, manufacturing industry, connected cars, etc. * Total number of large-scale corporate or local government customers. Excludes small-scale restaurants, etc. Financial Results for the Fiscal Year Ended March 31, 2017 and Financial Forecasts for the Fiscal Year Ending March 31, 2018 —4— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

FY2016 Contributing Factors by Segment

NTT

FY2016 Contributing Factors by Segment

Operating Revenues (Year-on-year: (150.0))

(Billions of yen)

11,541.0
FY2015
Regional communications business
99.6
Long distance and international communications business
121.7
Mobile communications business
57.4
Data communications business
101.9
Other business *
88.0
11,391.0
FY2016
〔FY2016〕
〔3,308.2〕
〔2,129.3〕
〔4,584.6〕
〔1,718.7〕

Operating Income (Year-on-year : +191.6)

1,348.1
FY2015
Regional communications business
94.5
Long distance and international communications business
55.9
Mobile communications business
163.3
Data communications business
4.9
Other business *
5.5
1,539.8
FY2016
〔FY2016〕
〔359.5〕
〔40.8〕
〔951.6〕
〔107.9〕

*Includes adjustments such as elimination

−5−

Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

FY2016 Contributing Factors by Segment Significant increase in Operating Income in the Regional communications business and Mobile communications business Operating Revenues    (Year-on-year: (150.0)) (Billions of yen) Regional     communications    Long distance and Data international communications Other business    communicationsMobilebusinessbusiness * 99.6    businesscommunications business101.988.0 11,541.0     121.757.411,391.0 Â kFY2016Â l     Â k3,308.2Â l    Â k2,129.3Â l Â k4,584.6Â lÂ k1,718.7Â l FY2015     FY2016 Operating Income    (Year-on-year : +191.6) MobileData Long distance andcommunicationscommunicationsOther Regional    internationalbusinessbusinessbusiness * communications    communications business    business163.34.95.5 94.5    55.91,539.8 1,348.1     Â kFY2016Â l     Â k359.5Â l    Â k40.8Â l Â k951.6Â lÂk107.9Âl FY2015     FY2016 *Includes adjustments such as elimination Financial Results for the Fiscal Year Ended March 31, 2017 and Financial Forecasts for the Fiscal Year Ending March 31, 2018 —5— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

FY2016 Progress toward Financial Targets Results Medium Term (FY2016)Targets (FY2017E) EPS Growth     ¥390.94At least ¥400 Streamlining Capital Investment (Domestic Network Business*) [compared to FY2014]    ¥136.4 billion At least ¥200 billion Cost Reductions**    ¥654.0 billion At least ¥800 billion (in fixed-line/mobile access networks) [compared to FY2014]     Overseas Sales/Operating Income***    $16.9B/$0.8B $22B/$1.5B *    Excludes NTT Com’s data centers and certain other assets. **    Does not reflect the impact of the change in depreciation method. ***    Operating Income excludes temporary expenses, such as M&A-related depreciation costs of intangible fixed assets Financial Results for the Fiscal Year Ended March 31, 2017 and Financial Forecasts for the Fiscal Year Ending March 31, 2018 —6— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Strengthening NTT’s Global Business FY2016 Initiatives Go-To-Market Achieved record TCV* of cross-selling Organized Go-to-Market account support team across NTT Group Established sales collaboration platform *Total Contract Value Services / Operations Established and launched NTT Security Offered packaged services and improved service collaboration across NTT Group companies Procurement Reduced costs by refining common specifications and leveraging volume to obtain better discounts FY2017 Initiatives Integrate management of the cloud IaaS platforms of NTT Com and Dimension Data to strengthen cloud offerings (Wholesale from NTT Com to Dimension Data) <Purpose> Secure, compliant enterprise-grade clouds Combination of public and private clouds for clients’ mission-critical IT systems Open cloud platform to support clients’ digital business with the latest innovation Hybrid IT managed services across full-stack IT Strengthen coordination of delivery processes across NTT Group companies Accelerate global account activities to win large-scale deals Financial Results for the Fiscal Year Ended March 31, 2017 and Financial Forecasts for the Fiscal Year Ending March 31, 2018 —7— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

FY2017 Forecast Summary Operating Income expected to increase by ¥50.2 billion [3.3%] to ¥1,590.0 billion Operating Revenues, Operating Income and Net Income expected to reach record levels EPS expected to reach medium-term financial target (at least ¥400) Plan for Consolidated Revenues and Income Operating Revenues: ¥11,750.0 billion (increase of ¥359.0 billion [3.2%] year-on-year) Operating Income : ¥1,590.0 billion (increase of ¥50.2 billion [3.3%] year-on-year) Net Income* : ¥830.0 billion (increase of ¥29.9 billion [3.7%] year-on-year) EPS : ¥414.00 (increase of ¥23.06 [5.9%] year-on-year) * Net income represents net income attributable to NTT, excluding noncontrolling interests. Financial Results for the Fiscal Year Ended March 31, 2017 and Financial Forecasts for the Fiscal Year Ending March 31, 2018 —8— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

FY2017 Forecast Summary by Segment

NTT

Operating Revenues
(Year-on-year: +359.0)
(Billions of yen)
11,391.0
FY2016
Regional communications business
78.2
Long distance and international communications business
100.7
Mobile communications business
165.4
Data communications business
251.3
Other business *
80.3
11,750.0
FY2017E
〔FY2017E〕
〔3,230.0〕
〔2,230.0〕
〔4,750.0〕
〔1,970.0〕

Operating Income
(Year-on-year : +50.2)
1,539.8
FY2016
Regional communications business
29.5
Long distance and international communications business
79.2
Mobile communications business
3.4
Data communications business
22.1
Other business *
25.0
1,590.0
FY2017E
〔FY2017E〕
〔330.0〕
〔120.0〕
〔955.0〕
〔130.0〕

*Includes adjustments such as elimination

−9−

Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

FY2017 Forecast Summary by Segment Increase in both Operating Revenues and Operating Income in the Long distance and international communications business, Data communications business and Mobile communications business Operating Revenues    (Year-on-year: +359.0) Data communications Other (Billions of yen) business business * Mobile 80.3 Long distance and communications 251.3 Regional international business communications communications business    business 165.411,750.0 11,391.0     78.2100.7 [FY2017E] [3,230.0 ]    [2,230.0] [4,750.0][1,970.0] FY2016     FY2017E Operating Income    (Year-on-year : +50.2) Long distance and Data international Mobile communications Other Regional communications communications business business * communications    business business 22.125.0 business 29.579.23.41,590.0 1,539.8[FY2017E] [330.0] [120.0] [955.0] [130.0] FY2016     FY2017E *Includes adjustments such as elimination Financial Results for the Fiscal Year Ended March 31, 2017 and Financial Forecasts for the Fiscal Year Ending March 31, 2018 — 9 — Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Shareholder Returns

NTT

Share Buybacks
(Billions of yen)
120.0
86.2
100.0
366.5
539.4
94.4
200.0
381.7
150.0
406.5
338.1
93.6
374.1
TBD
FY1999
FY2002
FY2003
FY2004
FY2005
FY2007
FY2008
FY2011
FY2012
FY2013
FY2014
FY2015
FY2016
FY2017E

Dividends per Share
Pay-out ratio
(Yen)
Note: Dividends have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015
25
30
30
40
45
55
60
60
70
80
85
90
110
120
150
12.3%
13.0%
17.1%
23.0%
19.5%
27.5%
32.3%
31.2%
38.2%
37.2%
33.4%
38.0%
31.4%
30.7%
36.2%
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012
FY2013
FY2014
FY2015
FY2016
FY2017E

—10—

Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Shareholder Returns Share Buybacks: Completed ¥374.1 billion of share buybacks from the government and on the open market during FY2016 (and completed ¥43.2 billion of share buybacks on the open market in April 2017) Dividends: Increase total annual dividend per share for FY2017 by ¥30 over the previous year to ¥150 Share Buybacks 539.4 (Billions of yen) 406.5 366.5 381.7 374.1 338.1 200.0 120.0 150.0 86.2 100.0 94.4 93.6 TBD FY1999 FY2002 FY2003 FY2004 FY2005 FY2007 FY2008 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017E Dividends per (Yen) Share    Pay-out ratio 150 Note: Dividends have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015    120 90 110 80 85 60 60 70 45 55 38.2% 37.2% 38.0% 36.2% 40 32.3% 31.2% 33.4% 31.4% 30.7% 25 30 30 27.5% 13.0% 23.0% 12.3% 19.5% 17.1% FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014 FY2015 FY2016 FY2017E Financial Results for the Fiscal Year Ended March 31, 2017 and Financial Forecasts for the Fiscal Year Ending March 31, 2018—10— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

NTT

Entertainment — April 2016- SHOCHIKU
Providing amazing experiences through the integration of Kabuki and cutting-edge ICT

Sports — May 2016- triathlon
Providing advanced sports-viewing experiences using ICT

Agriculture — June 2016- Kubota
ICT solutions for agriculture and water infrastructure, combining AI and IoT

Sports — July 2016- J.LEAGUE DAZN
Smart stadium project and providing advanced game-viewing experiences

Manufacturing — July 2016- FANUC
Optimization of manufacturing/production processes with IoT

Transport — Jan. 2017- Tokyo Metro
Offline-to-online linked ads, and navigation at metro stations

Healthcare — Feb. 2017- FUJITA HEALTH UNIVERSITY
Improvement of rehabilitation efficiency through the use of wearable biosensors

Transport — Sept. 2016- SAP
Safe driving control solutions integrating biometric information

Infrastructure — Nov. 2016- MITSUBISHI HEAVY INDUSTRIES
Innovative cybersecurity solutions for secure operation of critical infrastructure

Auto — March 2017- TOYOTA
Technological development and verification in the connected car field

—11—

Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

(Reference) Major B2B2X Initiatives in FY2016 Entertainment April 2016- Providing amazing experiences through the integration of Kabuki and cutting-edge ICT Sports May 2016- Providing advanced sports-viewing experiences using ICT Agriculture June 2016- ICT solutions for agriculture and water infrastructure, combining AI and IoT Tourism July 2016- City of Sapporo Smart city project through Sapporo City’s ICT-utilizing platform Sports July 2016- DAZN Smart stadium project and providing advanced game-viewing experiences Manufacturing July 2016- Optimization of manufacturing/production processes with IoT Transport Jan. 2017- Offline-to-online linked ads, and navigation at metro stations Healthcare Feb. 2017- Improvement of rehabilitation efficiency through the use of wearable biosensors Transport Sept. 2016- Safe driving control solutions integrating biometric information Infrastructure Nov. 2016- Innovative cybersecurity solutions for secure operation of critical infrastructure Auto March 2017- Technological development and verification in the connected car field Financial Results for the Fiscal Year Ended March 31, 2017 and Financial Forecasts for the Fiscal Year Ending March 31, 2018 —11— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

(Reference) Major R&D Initiatives in FY2016

NTT

Dialogue Technology Catching the World's Attention

SXSW 2017

Android (Osaka University) x Discussion Dialogue (NTT)

Front-page news in USA TODAY and local newspapers

The World's Best Sound-Processing Technology

Recorded Operating Sounds
Frequency (Hz)
8000
6000
4000
2000
0
20
40
60
Time (S)
Reduction of Environmental Sounds and Noise
Anomaly Level
0
-500
-1000
-1500
-2000
-2500
0
20
40
Time (S)
Anomaly Noise

World-Leading Security Technology

Medical Institutes
Example of Genome Analysis
Medical Institutes
Research Labs
Encrypted Calculation Engine
Research Labs
Realized "Fisher's exact test" by secure computation technology
First in the World
Encrypted Data
Unrecoverable
Unauthorized Access

Virtual Reality Baseball Coaching System

Diversity Navigation

Navigation evolves in a seamless map.
Outdoors
Underground
Indoors
Simpler
Smoother

Non-Conventional Computer

Information processing (neuron)
Optical parametric oscillator (Quantum analog device)
Pump Pulse
Degenerate Optical Parametric Oscillator (DOPO)
Phase Sensitive Amplification
Optical Ring Resonator
Coupler
Coupler
Optical modulator
Measurement
Digital Signal (Feedback Information)
FPGA
Digital Signal (OPO Pulse Information)
Communication (Synaptic connection)
FPGA Measurement Feedback Circuit (Legacy digital device)

Approx. 50 times faster compared to current digital computers

—12—

Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

(Reference) Major R&D Initiatives in FY2016 Dialogue Technology Catching the World’s Attention Showcased “Natural Conversation among Multiple Persons and Robots” and other technology at SXSW2017 (3/10-19 in Austin, U.S.A.) Android (Osaka University) x Discussion Dialogue (NTT) Front-page news in USA TODAY and local newspapers The World’s Best Sound-Processing Technology Provided Hitachi Zosen with “Anomaly Noise Detection Technology” that objectively visualizes and analyzes the characteristics of both normal operating sounds and anomaly noises of manufacturing machines Recorded Operating Sounds 0 -500 8000 Reduction of -1000 6000 -1500 4000 Environmental Anomaly Sounds and -2000 Frequency 2000 Noise -2500 Level 0 (Hz) 0 Anomaly 0 20 40 60 Time (S) Time (S) Noise World-Leading Security Technology Developed “Secure Computation Technology,” which enables the accurate analysis of encrypted genome information, the most sensitive personal information, between multiple institutes together, without decrypting the data Medical Institutes Example of Medical Institutes Genome Analysis Encrypted Research Labs Calculation Engine Research Labs Realized “Fisher’s Encrypted exact test” by secure Data computation technology First in the World Unrecoverable Unauthorized Access Virtual Reality Baseball Coaching System Developed a coaching system for professional baseball players using “athlete first-person vision synthesis technology,” which enables players to experience simulations of pitches with immersive reality, and carried out practice testing with Tohoku Rakuten Golden Eagles (commercial launch in 2017) Diversity Navigation Developed “MaPiece” technology, which easily collects accessibility information, as well as “2.5D map representation technology,” which realizes easy-to-understand 3D map displays Support convenient and safe mobility of different types of people (seniors, people with baby strollers, foreign visitors, and others) Non-Conventional Computer Developed “Quantum Neural Network,” a new computer based on quantum optical technology. The use of quantum properties of optical signals enables us to find solutions to combinatorial optimization problems, which are extremely difficult for conventional Optical parametric oscillator computers to solve Information processing (Quantum analog device) (neuron) Parametric Degenerate Optical Pump Pulse Phase Sensitive Oscillator (DOPO) Amplification Approx. 50 times faster Optical Ring compared to current Resonator digital computers Coupler Coupler Posted in online version Optical modulator Measurement of the American scientific magazine, “Science” Digital Signal FPGA Digital Signal (Feedback Information) (OPO Pulse Information) Communication FPGA Measurement Feedback Circuit (Synaptic connection) (Legacy digital device) and Financial Financial Results Forecasts for the for Fiscal the Year Fiscal Ended Year Ending March 31, March 2017 31, 2018 —12— Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Appendix

Progress of Broadband Services

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

NTT

Number of Subscribers *1*2

FLET'S ADSL
FLET'S Hikari (including Hikari Collaboration Model)
Hikari Denwa
(Thousands)
22,000
20,000
18,000
16,000
14,000
12,000
0
20,113
1,162
18,951
[1,322]
17,243
20,161
1,125
19,036
[2,348]
17,293
20,248
1,090
19,157
[3,478]
17,335
20,312
1,053
19,259
[4,691]
17,374
20,540
1,019
19,520
[5,912]
17,451
20,691
987
19,704
[6,917]
17,545
20,858
955
19,903
[7,854]
17,655
20,972
919
20,053
[8,744]
17,759
21,644
791
20,853
[11,894]
17,988
2015.6
2015.9
2015.12
2016.3
2016.6
2016.9
2016.12
2017.3
2018.3E

Changes from the Preceding Quarter

(Thousands)

	FY2015 4-6	FY2015 7-9	FY2015 10-12	FY2015 1-3	FY2016 4-6	FY2016 7-9	FY2016 10-12	FY2016 1-3	FY2016	FY2017E
FLET'S Hikari *1	235	85	121	102	261	183	199	150	794	800
Number of opened connections *3	810	559	580	669	786	649	672	750	2,857	2,900
FLET'S ADSL	(58)	(37)	(35)	(37)	(34)	(32)	(32)	(36)	(134)	(128)
Hikari Denwa *4 *5	135	50	42	39	77	93	111	104	385	229

–13–

Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services Number of Subscribers for Fixed Broadband Services FLET’S ADSL FLET’S Hikari (including Hikari Number of Subscribers *1*2 Collaboration Model) Hikari Denwa (Thousands) 22,000 21,644 20,540 20,691 20,858 20,972 791 20,113 20,161 20,248 20,312 955 919 20,853 20,000 1,162 1,125 1,090 1,053 1,019 987 19,903 20,053 [11,894] 18,951 19,036 19,157 19,259 19,520 [5,912] 19,704 [6,917] [7,854] [8,744] 18,000 [1,322] [2,348] [3,478] [4,691] 17,988 17,759 16,000 17,545 17,655 17,243 17,293 17,335 17,374 17,451 14,000 12,000 00 2015.6 2015.9 2015.12 2016.3 2016.6 2016.9 2016.12 2017.3 2018.3E Changes from the Preceding Quarter (Thousands) FY2015 FY2016 FY2016 FY2017E 4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3 FLET’S Hikari *1 235 85 121 102 261 183 199 150 794 800 Number of opened *3 810 559 580 669 786 649 672 750 2,857 2,900 connections FLET’S ADSL (58) (37) (35) (37) (34) (32) (32) (36) (134) (128) Hikari Denwa *4 *5 135 50 42 39 77 93 111 104 385 229 *1 Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light, FLET’S Hikari Lightplus, and FLET’S Hikari WiFi Access provided by NTT East, B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West, and wholesale services (Hikari Collaboration Model) provided by both NTT East and NTT West. *2 Figures in [ ] represent the number of subscribers to “Hikari Collaboration Model,” the wholesale provision of services by NTT East and NTT West to service providers. *3 Number of opened connections excludes openings as a result of relocations. *4 Numbers for Hikari Denwa include wholesale services provided to service providers by NTT East and NTT West. *5 Numbers of Hikari Denwa subscribers are presented in thousands of channels. Financial Results Forecasts for the for Fiscal the Year Fiscal Ended 31, March 2017 and Financial Year Ending March 31, 2018 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation —13—

Progress of Broadband Services Number of Subscribers for Mobile Broadband Services Number of Subscribers* LTE(“Xi”) (Thousands) FOMA 80,000 77,100 72,943 73,588 74,880 70,000 67,532 68,494 69,602 70,964 71,614 60,000 50,000 32,609 34,504 36,293 38,679 39,893 41,281 42,671 44,544 51,700 40,000 30,000 20,000 34,923 33,989 33,309 32,285 31,721 31,662 30,917 30,336 10,000 25,400 0 2015.6 2015.9 2015.12 2016.3 2016.6 2016.9 2016.12 2017.3 2018.3E Changes from the Preceding Quarter (Thousands) FY2015 FY2016 4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3 FY2016 FY2017E LTE(“Xi”)+FOMA 936 962 1,108 1,362 650 1,330 645 1,292 3,916 2,200 * The number of subscribers for Mobile Broadband Services includes communications module service subscribers Financial Results Forecasts for the for Fiscal the Year Fiscal Ended March 31, March 2017 and Financial Year Ending 31, 2018 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation —14—

Progress of Broadband Services Number of Subscribers for Video Services FLET’S TV *1 *2 Hikari TV (Thousands) 5,000 4,544 4,632 4,416 4,442 4,464 4,484 4,492 4,505 4,521 4,000 1,378 1,398 1,417 1,432 1,445 1,464 1,489 1,521 1,602 3,000 2,000 3,038 3,043 3,047 3,052 3,047 3,041 3,032 3,023 3,030 1,000 0 2015.6 2015.9 2015.12 2016.3 2016.6 2016.9 2016.12 2017.3 2018.3E *1 “FLET’S TV” requires a subscription to “FLET’S TV Transmission Services” provided by NTT East and NTT West, and a subscription to SKY Perfect JSAT’s “SKY Perfect JSAT Facility Use Services” broadcast service. *2 Numbers of subscribers to “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West. Financial Results Forecasts for the for Fiscal the Year Fiscal Ended March 31, March 2017 and Financial Year Ending 31, 2018 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation —15 —

Financial Information

Details of Consolidated Statement of Income

(Billions of yen)

Operating Revenues (Year-on-year: (150.0))

11,541.0
Voice related services revenues
68.6
Fixed voice : (96.1)
Mobile voice : + 27.5
SI revenues and sale of telecommunications equipment
168.4
Systems Integration: (21.9)
Telecommunications equipment: (146.5)
IP/packet communications services revenues
51.1
Other revenues
35.9
11,391.0
FY2015
FY2016 4-12

Operating Expenses (Year-on-year: (341.6))

10,192.8
298.8
Depreciation expenses and loss on disposal of assets
Expenses for purchase of goods and services and other expenses
63.9
Personnel expenses
22.9
Other expenses
43.9
9,851.2
FY2015
FY2016

—16—

Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Details of Consolidated Statement of Income Operating Revenues (Year-on-year: (150.0)) (Billions of yen) Voice related services revenues SI revenues and sale of telecommunications equipment IP/packet communications services revenues Other revenues 68.6 Fixed voice : (96.1) 168.4 11,541.0 Mobile voice: + 27.5 Systems Integration: (21.9) Telecommunications equipment: (146.5) 11,391.0 FY2016 4-12 Operating Expenses (Year-on-year: (341.6)) 10,192.8 FY2015 298.8 Depreciation expenses and loss on disposal of assets Expenses of goods and for purchase services and other expenses 63.9 Personnel expenses 22.9 Other expenses 43.9 9,851.2 FY2016 Financial Results Forecasts for the for Fiscal the Year Fiscal Ended March 31, March 2017 and Financial Year Ending 31, 2018 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation -16-

Details of Consolidated Balance Sheet

(Billions of yen)

March 31, 2016

21,035.9

Assets 21,035.9
- Cash and Cash Equivalents 1,088.3
- Goodwill 1,229.2
- Depreciable Assets (property, plant and equipment) 7,896.5

Liabilities 9,750.8
- Interest-Bearing Debt 4,163.3

Other 45.1

Equity 11,240.1
- Retained earnings 5,074.2
- Treasury Stock (0.9)

March 31, 2017

21,250.3

Liabilities 9,691.8 [(59.0)]
- Interest-Bearing Debt 4,088.2 [(75.1)]

Other 50.8 [+5.7]

—17—

Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Details of Consolidated Balance Sheet March 31, 2016 21,035.9 Assets 21,035.9 Liabilities 9,750.8 Interest-Bearing Debt 4,163.3 Cash and Cash Equivalents 1,088.3 Other 45.1 Goodwill 1,229.2 Equity 11,240.1 Depreciable Assets (property, plant and Retained earnings equipment) 5,074.2 7,896.5 Treasury Stock (0.9) (Billions of yen) March 31, 2017 21,250.3 Assets 21,250.3 [+214.4] Cash and Cash Equivalents 925.2 [(163.1)] Goodwill 1,314.6 [+85.4] Depreciable Assets (property, plant and equipment) 8,004.5 [+108.0] Liabilities 9,691.8 [(59.0)] Interest-Bearing Debt 4,088.2 [(75.1)] Other 50.8 [+5.7] Equity 11,507.8 [+267.7] Retained earnings 5,626.2 [+551.9] Treasury Stock (375.2) [(374.3)] Financial Results Forecasts for the for Fiscal the Year Fiscal Ended March 31, March 2017 and Financial Year Ending 31, 2018 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation -17-

Details of Consolidated Cash Flows Cash flows from operating activities (A) Cash flows from investing activities (B) FCF (A) + (B) Cash flows from financing activities Interest-bearing debt 3,000 2,000 1,000 0 (1,000) (2,000) (3,000) 2,917.4 2,711.8 (329.5) (124.0) 952.1 828.0 Acquisitions/Sales of property, plant, equipment and intangibles [(122.9)] Acquisitions of subsidiaries [(208.4)] +205.5 Increase in accounts receivable [+136.4] (1,759.8) (2,089.3) (707.6) (981.5) (273.9) Increase/Decrease in debt [+175.9] Acquisition/Sales of treasury stock [(280.5)] Acquisition of shares of subsidiaries [(140.2)] 0 3,500 4,000 4,500 FY2015 4,163.3 FY2016 4,088.2 FY2015 FY2016 Increase/Decrease from the same period of the previous fiscal year Financial Results Forecasts for the for Fiscal the Year Fiscal Ended March 31, March 2017 and Financial Year Ending 31, 2018 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation —18—

Details of Capital Investment

(Billions of yen)
1,687.2
12.8
[0.8%]
1,700.0
0.0
[0.0%]
1,700.0
243.8
134.0
130.8
289.4
294.0
595.2
261.8
158.1
135.1
274.1
273.8
597.1
317.0
192.0
111.0
260.0
250.0
570.0
FY2015
FY2016
FY2017E
Other
NTT DATA (Consolidated)
NTT Communications
NTT West
NTT East
NTT DOCOMO (Consolidated)

—19—

Copyright (c) 2017 Nippon Telegraph and Telephone Corporation

Details of Capital Investment (Billions of yen) 12.8 0.0 1,687.2 [0.8%] 1,700.0 [0.0%] 1,700.0 243.8 261.8 317.0 134.0 158.1 192.0 130.8 135.1 111.0 289.4 274.1 260.0 294.0 273.8 250.0 595.2 597.1 570.0 FY2015 FY2016 FY2017E Other NTT DATA (Consolidated) NTT Communications NTT West NTT East NTT DOCOMO (Consolidated) Financial Results Forecasts for the for Fiscal the Year Fiscal Ended March 31, March 2017 and Financial Year Ending 31, 2018 Copyright (c) 2017 Nippon Telegraph and Telephone Corporation -19-

May 15, 2017

FOR IMMEDIATE RELEASE

Financial Results for Fiscal Year Ended March 31, 2017

The financial results of Nippon Telegraph and Telephone East Corporation (NTT East) for the fiscal year ended March 31, 2017 are presented in the following attachments.

(Attachments)

1.	Summary of Results for the Fiscal Year Ended March 31, 2017

2.	Non-Consolidated Comparative Balance Sheets

3.	Non-Consolidated Comparative Statements of Income

4.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5.	Business Results (Non-Consolidated Operating Revenues)

6.	Non-Consolidated Comparative Statements of Cash Flows

7.	Changes in Board of Directors

For inquiries, please contact:

Mr. Mr. Kenkichi Nakata or Mr. Masaki Akutsu

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1.	Summary of Results for the Fiscal Year Ended March 31, 2017

In the fiscal year ended March 31, 2017, a wide range of changes took place in the information and telecommunications market with the increased spread and market penetration of devices that utilize fixed-line and mobile broadband, and improved convenience in people’s everyday lives and productivity in various industries through the emergence of new services made possible by the evolution of technologies such as cloud services, AI (*1), Big Data (*2), and IoT (*3). In addition, the role of information and telecommunications is becoming increasingly important, including strengthening security measures against increasingly sophisticated and complex cyberattacks, strengthening natural disaster countermeasures and managing safe and secure social systems. This change can be seen on a global scale.

The regional telecommunications market is also changing dramatically, with intensifying competition in broadband services. In addition, new services that leverage a variety of wireless devices are also expanding, which in turn leads to diversification in the way that customers are using these devices, and offloading (*4) needs are increasing due to the expansion of the volume of data communications.

Amid such a difficult and volatile business environment, as a carrier with an important leadership role in the information and telecommunications industry, NTT East has endeavored to be thorough in its compliance regime and to abide by the requirements of fair competition. At the same time, NTT East has worked to secure a stable and solid foundation for its business, and to ensure its reliability as a social infrastructure, through the provision of high-quality, stable, universal services, construction of a telecommunications network that is resilient against disasters, and initiatives for prompt restoration of services in case of large-scale natural disasters and other calamities.

NTT East has also endeavored to enhance the broadband network environment and further expand its user base by offering new services and products, as well as offering customer-friendly pricing options with long-term appeal.

1.	Efforts to Promote Fiber-Optic and IP Services

Amid intensifying competition with respect to broadband services, NTT East strengthened its “Hikari Collaboration Model” initiatives to expand and continue using “FLET’S Hikari” (*5) and to meet customers’ needs. Businesses receiving fiber-optic access services (FLET’S Hikari) from NTT East combine their own services with fiber-optic access services to create and provide their own new service. NTT East has been working to create new demand and to improve customer retention by supporting and actively developing new business partners for its “Hikari Collaboration Model.” NTT East has also been working to promote early stable operations and increased efficiency of related operations.

An example of “Hikari Collaboration Model” usage includes a collaboration with IIDA CABLE TELEVISION Co., Ltd. to launch the “IIDA CABLE TELEVISION & FLET’S Hikari” service on April 27, 2016. This service utilizes “FLET’S Hikari” provided by NTT East or fiber optic access services provided by Hikari Collaboration businesses and allows customers to watch and listen to broadcasting services provided by IIDA CABLE TELEVISION.

Similarly, NTT East started providing “Sayama Cable TV & FLET’S Hikari” in conjunction with Sayama Cable TV, as of March 25, 2017.

In addition, through home appliances control utilizing HEMS (*6), building a next generation security network that utilizes “FLET’S VPN GATE,” and collaborating with a variety of businesses such as private preparatory schools and care providers, NTT East aimed to promote ICT usage in a wide variety of fields. As a result, the “Hikari Collaboration Model” is being utilized by over 470 businesses, and the number of subscribers for “Hikari Collaboration Model” fiber-optic access services (Hikari Collaboration) exceeded five million as of January 29, 2017. The fiber-optic access services “FLET’S Hikari” and “Hikari Collaboration” exceeded the number of fixed telephone facilities, exceeding 11 million subscribers as of October 31, 2016.

2.	Initiatives Relating to the Solutions Business

NTT East worked on providing new services and solutions that meet the needs and characteristics depending on the industry and business format of its corporate customers, expanding broadband services and promoting ICT utilization.

i.

As part of its Wi-Fi services for corporate customers, NTT East is currently providing a simple Wi-Fi service “GigaRaku Wi-Fi,” including support services. From April 1, 2016, NTT East also began providing “Remote access option,” which includes remote access functions that enable access to the office LAN on the road and from home via a mobile device, combined with installation and operational support, and “LAN power supply option,” which supplies power to access points via LAN cables, together with support services.

ii.

For cloud services, on April 25, 2016, NTT East began providing “GigaRaku Camera,” a cloud-based camera monitoring and recording service, with which users can monitor a network camera in real-time and view recorded data anytime and from anywhere.

In addition, on September 1, 2016, NTT East began providing the “CloudGatewayAppliPackage,” a metered service for corporate customers who want to use cloud-based applications easily and securely. The service provides a function to allow cloud service connectivity without an internet connection and an application server as a package. NTT East also began providing a fixed-price network service, “CloudGatewayCrossConnect” from October 11, 2016, intended for customers who want to use cloud services via a high-reliability closed area network. The service enables access to cloud services from FLET’S VPN Service.

In addition, on June 28, 2016, NTT East began offering “KantanTablet service,” a cloud service for corporate customers that want to deploy their own services for elderly or similar customers who are unfamiliar with the internet. This service provides portal functions for beginners that enables more intuitive operations from a tablet device with large buttons, platforms that offer automatic log-on functions for online shopping and other sites, and telephone and other remote functions.

iii.

NTT East launched “MaruRaku Office” on March 31, 2017 in response to requests for a basic ICT environment as a set package. This service offers internet lines, Wi-Fi environment, security measures, and a support menu including an ICT help desk and 24-hour/365-day malfunction response services as a bundle.

iv.

One industry-specific service includes “RoboConnect,” a cloud-based robot platform service launched on September 1, 2016 that offers application services such as dialog functions and camera image capture functions via cloud through the utilization of communication robots provided by various robot manufacturers for nursing care businesses.

In addition, in order to realize a service that enables users to utilize home electricity usage information, NTT East began offering a platform service, “HEMS information connect,” for HEMS information utilization businesses on October 14, 2016. This platform integrates HEMS information data collected from HEMS service providers into a unified data format.

v.

As a measure to revitalize local communities through sports, NTT East launched the “Smart Stadium” service on July 2, 2016 to NACK5 Stadium Omiya in order to solve regional challenges through ICT use. This service utilizes cutting-edge technologies to provide a new type of visual experience and style for watching sports.

In addition, at the request of the Tokyo Metropolitan Government, NTT East started working in May 2016 on the installation of undersea fiber-optic cables and maintenance in order to connect the “5 villages and 6 islands of Tokyo Metropolis” that do not have access to fiber-optic connectivity. NTT East will be contributing to community development through ICT, utilizing fiber-optic broadband in “tourism,” “education,” “energy” and other fields.

3. Status	of Business Operation Structure

NTT East has set up a Network Security Promotion Department within the Network Business Headquarters, a facilities division, in order to centrally respond to ordinary and extraordinary situations related to electrical and telecommunication facilities, as part of its effort to further strengthen countermeasures against cyber-attacks on electrical and telecommunication services.

4. Corporate	Social Responsibility Activities

NTT East considers Corporate Social Responsibility (“CSR”) activities to be one of the most important pillars of the management of the company, and recognizes that it is the social responsibility of a company to contribute to the environmentally friendly, healthy and sustainable development of society. In addition to the provision of various services and solutions in order to create a richer society, NTT East has directed its efforts to resolve various social challenges as follows: (i) ensuring a high degree of stability and reliability of vital infrastructure that is indispensable to the general public; (ii) complying with laws and regulations, including those that ensure fair competition, protect personal information, make accurate representations in advertising, and regulate the dispatch of workers; and (iii) providing information and telecommunications services that contribute to the reduction of the environmental impact of society as a whole, as well as taking measures to reduce its environmental impact by, among other things, reducing its consumption of energy, resources and electricity.

Having clearly defined the “Shape the NTT East Group is Aiming For,” NTT East has made an effort to realize CSR activities befitting its position as a leading company in information and telecommunication, such as working to widen the reach of the “NTT Group CSR Charter” (enacted in June 2006) and striving to set up specific practices for the PDCA cycle based on “KPIs” (*7) established for each important theme of CSR activities.

For example, many fiber-optic cables were severed as a result of flooding rivers and fallen bridges due to the torrential rain caused by Typhoon Number 10 in August 2016. NTT East quickly restored such cables through the utilization of multi-helicopters and the prompt design and redirection of fiber-optic cabling routes.

In addition, in order to ensure the availability of a means of communication during disasters, NTT East worked on the pre-installation of “public telephones for disasters (special public telephones)” in collaboration with local governments. The number of facilities as the fiscal year ended March 31, 2017 reached 40,000 units, an increase of 9,000 units year on year. This enabled NTT East to provide its customers peace of mind and safety during the disaster caused by Typhoon Number 10. Further, NTT East is working to create a stronger community that can withstand disasters in conjunction with local governments through the provision of disaster prevention solutions and other measures.

In addition, NTT East worked on promoting activities to protect the environment, including signing a memorandum of understanding in connection with promoting the “Furusato-no mori regeneration project” run by Sendai city by donating a portion of NTT’s sales from pasteboards from its telegram services.

Furthermore, NTT East proactively endeavored to disclose relevant information to its stakeholders by issuing the “NTT East Group CSR Report 2016”.

5. Financial	Standing

As a result of these measures and cost reduction efforts, operating revenue totaled 1,672.2 billion yen (a decrease of 2.9% year on year), operating income totaled 189.1 billion yen (an increase of 16.9% year on year), ordinary income was 204.4 billion yen (an increase of 17.9% year on year), and net income totaled 149.6 billion yen (an increase of 26.0% year on year).

*1:	An abbreviation for Artificial Intelligence. Computer software and systems that mimic intelligent tasks carried out by human brains.

*2:	A large volume of digital data that is produced with popularization of the internet and faster computer processing speeds

*3:	An abbreviation for Internet of Things. A concept in which things that were not connected to the Internet before can now be connected to the Internet.

*4:	Dispersing the load in order to eliminate reduction in transmission speed or connection difficulties that arise due to an increase in telecommunication traffic.

*5:	A collective name for “FLET’S Hikari Next”, “B FLET’S”, “FLET’S Hikari Light” and “FLET’S Hikari Wi-Fi Access” (including “Hikari Collaboration Model”).

*6:	An abbreviation for Home Energy Management System. An energy management system for the home which provides visualization and central management for energy.

*7:	An abbreviation for Key Performance Indicator. Key indicators for evaluating performance. This is a quantitative indicator that measures the degree to which goals have been achieved.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2016	March 31, 2017	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	395,419	339,631	(55,787)
Antenna facilities	3,791	3,604	(187)
Terminal equipment	31,807	22,947	(8,860)
Local line facilities	835,446	866,722	31,276
Long-distance line facilities	3,353	2,843	(510)
Engineering facilities	595,052	588,683	(6,368)
Submarine line facilities	872	732	(140)
Buildings	420,792	409,835	(10,956)
Structures	16,964	16,038	(925)
Other machinery and equipment	3,254	3,006	(248)
Vehicles and vessels	528	642	114
Tools, furniture and fixtures	44,458	48,182	3,724
Land	197,315	197,249	(66)
Lease assets	750	1,001	250
Construction in progress	17,626	19,988	2,362
Total property, plant and equipment	2,567,433	2,521,110	(46,323)
Intangible fixed assets	84,019	84,120	100
Total fixed assets - telecommunications businesses	2,651,453	2,605,230	(46,223)
Investments and other assets
Investment securities	13,016	12,581	(435)
Investments in subsidiaries and affiliated companies	46,622	46,622	—
Other investments in subsidiaries and affiliated companies	3,712	3,705	(6)
Investment in capital	473	452	(20)
Long-term prepaid expenses	3,707	4,024	317
Prepaid pension costs	3,975	3,030	(944)
Deferred income taxes	112,097	125,254	13,157
Other investments and assets	3,899	3,441	(457)
Allowance for doubtful accounts	(913)	(773)	140
Total investments and other assets	186,589	198,338	11,749
Total fixed assets	2,838,043	2,803,569	(34,473)
Current assets:
Cash and bank deposits	8,675	5,605	(3,069)
Accounts receivable, trade	224,181	230,736	6,554
Accounts receivable, other	117,104	119,106	2,001
Supplies	26,221	26,005	(216)
Advance payments	1,771	1,513	(258)
Prepaid expenses	7,814	7,886	71
Deferred income taxes	7,178	6,674	(503)
Deposits	196,532	288,468	91,935
Other current assets	10,939	11,853	914
Allowance for doubtful accounts	(442)	(327)	114
Total current assets	599,977	697,521	97,543

TOTAL ASSETS	3,438,021	3,501,091	63,069

	(Millions of yen)
	March 31, 2016	March 31, 2017	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	365,835	225,220	(140,615)
Lease obligations	1,410	1,494	84
Liability for employees’ retirement benefits	235,919	247,366	11,446
Reserve for point services	8,574	4,145	(4,429)
Reserve for unused telephone cards	8,671	8,460	(211)
Allowance for environmental measures	5,289	3,637	(1,652)
Asset retirement obligations	1,092	902	(189)
Other long-term liabilities	21,682	34,672	12,989
Total long-term liabilities	648,475	525,898	(122,576)
Current liabilities:
Current portion of long-term borrowings from parent company	65,120	140,615	75,495
Accounts payable, trade	85,229	89,029	3,799
Lease obligations	417	459	42
Accounts payable, other	198,765	198,620	(145)
Accrued expenses	14,953	15,613	659
Accrued taxes on income	11,793	14,186	2,393
Advances received	7,657	9,185	1,528
Deposits received	203,983	215,758	11,774
Unearned revenues	106	91	(14)
Allowance for environmental measures	2,601	2,285	(315)
Asset retirement obligations	—	1	1
Other current liabilities	2,880	2,888	7
Total current liabilities	593,508	688,735	95,226

TOTAL LIABILITIES	1,241,983	1,214,633	(27,349)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000	—
Capital surplus
Additional paid-in capital	1,499,726	1,499,726	—
Total capital surplus	1,499,726	1,499,726	—
Earned surplus
Other earned surplus
Reserve for special depreciation	1,657	1,092	(565)
Reserve for reduction entry	13,197	13,197	(0)
Accumulated earned surplus	342,336	433,169	90,833
Total earned surplus	357,191	447,459	90,267
Total shareholders’ equity	2,191,918	2,282,186	90,267
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	4,119	4,271	152
Total unrealized gains (losses), translation adjustments, and others	4,119	4,271	152

TOTAL NET ASSETS	2,196,037	2,286,457	90,419

TOTAL LIABILITIES AND NET ASSETS	3,438,021	3,501,091	63,069

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2016	Year ended March 31, 2017	Increase (Decrease)
Telecommunications businesses:
Operating revenues	1,585,580	1,534,745	(50,834)
Operating expenses
Business expenses	335,475	317,168	(18,307)
Operations	8,189	7,869	(319)
Maintenance expenses	391,871	383,994	(7,877)
Overhead expenses	92,269	86,274	(5,994)
Administration	84,482	86,732	2,250
Experiment and research	39,696	38,837	(859)
Depreciation and amortization	337,474	290,191	(47,283)
Retirement of fixed assets	54,569	55,725	1,155
Access charges	28,289	26,568	(1,721)
Miscellaneous taxes	72,455	74,241	1,785
Total operating expenses	1,444,775	1,367,603	(77,172)
Operating income from telecommunications businesses	140,804	167,142	26,337
Supplementary businesses:
Operating revenues	136,726	137,497	770
Operating expenses	115,702	115,534	(168)
Operating income from supplementary businesses	21,024	21,962	938
Operating income	161,828	189,104	27,276
Non-operating revenues:
Interest income	138	26	(112)
Dividends received	3,169	3,226	57
Gains on sales of fixed assets	7,789	14,363	6,574
Miscellaneous income	6,415	2,647	(3,767)
Total non-operating revenues	17,512	20,263	2,750
Non-operating expenses:
Interest expenses	4,987	4,669	(317)
Miscellaneous expenses	914	260	(653)
Total non-operating expenses	5,901	4,930	(971)
Recurring profit	173,439	204,438	30,998
Special losses:
Loss on transfer of business	3,758	—	(3,758)
Total special losses	3,758	—	(3,758)
Income before income taxes	169,681	204,438	34,756
Corporation, inhabitant, and enterprise taxes	45,582	67,461	21,878
Deferred tax expenses (benefits)	5,312	(12,686)	(17,999)
Net income	118,786	149,663	30,877

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2016	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus				Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus
				Reserve for special depreciation	Reserve for reduction entry	Accumulated earned surplus
April 1, 2015	335,000	1,499,726	1,499,726	2,241	12,890	356,773	371,905	2,206,632	3,305	3,305	2,209,938
Net change during the annual period
Cash dividends						(133,500)	(133,500)	(133,500)			(133,500)
Net income						118,786	118,786	118,786			118,786
Provision of reserve for special depreciation				67		(67)	—	—			—
Return of reserve for special depreciation				(651)		651	—	—			—
Provision of reserve for reduction entry					307	(307)	—	—			—
Others, net									813	813	813
Total net change during the annual period	—	—	—	(583)	307	(14,437)	(14,713)	(14,713)	813	813	(13,900)
March 31, 2016	335,000	1,499,726	1,499,726	1,657	13,197	342,336	357,191	2,191,918	4,119	4,119	2,196,037

Year ended March 31, 2017	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus				Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus
				Reserve for special depreciation	Reserve for reduction entry	Accumulated earned surplus
April 1, 2016	335,000	1,499,726	1,499,726	1,657	13,197	342,336	357,191	2,191,918	4,119	4,119	2,196,037
Net change during the annual period
Cash dividends						(59,395)	(59,395)	(59,395)			(59,395)
Net income						149,663	149,663	149,663			149,663
Provision of reserve for special depreciation				90		(90)	—	—			—
Return of reserve for special depreciation				(655)		655	—	—			—
Return of reserve for reduction entry					(0)	0	—	—			—
Others, net									152	152	152
Total net change during the annual period	—	—	—	(565)	(0)	90,833	90,267	90,267	152	152	90,419
March 31, 2017	335,000	1,499,726	1,499,726	1,092	13,197	433,169	447,459	2,282,186	4,271	4,271	2,286,457

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2016	Year ended March 31, 2017	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	427,802	396,519	(31,282)	(7.3)
Monthly charge revenues*	321,137	299,992	(21,144)	(6.6)
Call rates revenues*	30,319	26,272	(4,046)	(13.3)
Interconnection call revenues*	51,118	45,606	(5,511)	(10.8)
IP services revenues	855,444	850,388	(5,056)	(0.6)
Leased circuit services revenues (excluding IP services revenues)	103,761	93,307	(10,454)	(10.1)
Telegram services revenues	12,812	11,422	(1,389)	(10.8)
Other telecommunications services revenues	185,759	183,107	(2,651)	(1.4)

Telecommunications total revenues	1,585,580	1,534,745	(50,834)	(3.2)

Supplementary business total revenues	136,726	137,497	770	0.6

Total operating revenues	1,722,307	1,672,243	(50,064)	(2.9)

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2016	Year ended March 31, 2017	Increase (Decrease)
Cash flows from operating activities:

Income before income taxes	169,681	204,438	34,756
Depreciation and amortization	342,744	295,200	(47,544)
Loss on disposal of property, plant and equipment	20,330	21,416	1,086
Increase (decrease) in liability for employees’ retirement benefits	3,300	11,446	8,145
(Increase) decrease in accounts receivable	14,232	(8,552)	(22,784)
(Increase) decrease in inventories	4,671	252	(4,418)
Increase (decrease) in accounts payable and accrued expenses	19,826	(5,419)	(25,245)
Increase (decrease) in accrued consumption tax	(5,860)	(5,229)	631
Other	15,479	8,147	(7,332)

Sub-total	584,406	521,702	(62,704)
Interest and dividends received	3,276	3,252	(23)
Interest paid	(4,997)	(4,705)	291
Income taxes received (paid)	(36,236)	(47,742)	(11,506)

Net cash provided by (used in) operating activities	546,449	472,506	(73,942)

Cash flows from investing activities:

Payments for property, plant and equipment	(288,142)	(274,177)	13,965
Proceeds from sale of property, plant and equipment	8,886	15,821	6,935
Payments for purchase of investment securities	(385)	—	385
Proceeds from sale of investment securities	1,429	847	(581)
Other	633	(86)	(719)

Net cash provided by (used in) investing activities	(277,578)	(257,594)	19,984

Cash flows from financing activities:

Payments for settlement of long-term debt	(66,220)	(65,120)	1,100
Payments for settlement of lease obligations	(541)	(544)	(3)
Dividends paid	(133,500)	(59,395)	74,104

Net cash provided by (used in) financing activities	(200,261)	(125,059)	75,201
Net increase (decrease) in cash and cash equivalents	68,609	89,852	21,243
Cash and cash equivalents at beginning of year	138,672	207,281	68,609

Cash and cash equivalents at end of year	207,281	297,134	89,852

Changes in Board of Directors

Scheduled Appointment or Resignation Date: June 23, 2017

(1) Candidates for Senior Vice President

Koji Nakae (Executive Manager, General Affairs and Personnel Department; General Manager, Medical and Health Administration Center)

Takashi Torigoe (General Manager, Chiba Division; General Manager, Chiba Branch, Chiba Division)

Koichi Takami (Vice President, Corporate Strategy Planning Department, NTT)

(2) Candidate for Audit & Supervisory Board Member

Kiyoshi Kobayashi (Executive Director, Yu-cho Foundation)

(3) Senior Vice Presidents Scheduled to Resign from Office

Senior Vice President        Motoyasu Shibata (Scheduled to take office at NTT Solco & Hokkaido Telemart Corporation)

Senior Vice President        Kenji Asano (Scheduled to take office at NTT INFRASTRUCTURE NETWORK CORPORATION)

(4) Audit & Supervisory Board Member Scheduled to Resign from Office

Full-time Auditor              Hideharu Sasaki

(5) New Executive Positions and Organizational Responsibilities

Scheduled Appointment Date: June 23, 2017

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities

Senior Executive Vice President, Representative Director;

Senior Executive Manager, New Business Development Headquarters
in charge of Risk Management; in charge of Corporate Strategy Planning; in charge of General Affairs and Personnel; in charge of Accounts and Finance; in charge of Information Security

Fukuzo Inoue

Senior Executive Vice President, Representative Director;

Senior Executive Manager, New Business Development Headquarters

in charge of Risk Management; in charge of Corporate Strategy Planning; in charge of General Affairs and Personnel; in charge of Accounts and Finance

Senior Vice President; Deputy Senior Executive Manager, Corporate Sales Promotion Headquarters	Shinji Yano	Senior Vice President; Executive Manager, Corporate Strategy Planning Department; in charge of Information Security

Senior Vice President; General Manager, Miyagi Division; General Manager, Miyagi Branch, Miyagi Division; Executive Manager, Tohoku Future Network Design and Reconstruction Office	Hiroshi Nakamura	Senior Vice President; Deputy Senior Executive Manager, New Business Development Headquarters; Executive Manager, First Group, New Business Development Headquarters

Senior Vice President; General Manager, Tokyo Division	Hideyuki Noike	Senior Vice President; General Manager, Hokkaido Division; General Manager, Hokkaido Branch, Hokkaido Division

Senior Vice President; Executive Manager, General Affairs and Personnel Department; General Manager, Medical and Health Administration Center	Koji Nakae

Executive Manager, Sales Planning Department, Sales Promotion Headquarters; Executive Manager, Customer Service Department, Sales Promotion Headquarters	Takashi Torigoe

Senior Vice President; Executive Manager, Corporate Strategy Planning Department	Koichi Takami

Scheduled Appointment Date: July 1, 2017

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Senior Executive Vice President, Representative Director; Senior Executive Manager, Business Innovation Headquarters	Motoyuki Ii	Senior Executive Vice President, Representative Director; Senior Executive Manager, Corporate Sales Promotion Headquarters

Senior Vice President; Deputy Senior Executive Manager, Business Innovation Headquarters	Shinji Yano	Senior Vice President; Deputy Senior Executive Manager, Corporate Sales Promotion Headquarters

Senior Vice President; Executive Manager, Plant Planning Department, Network Business Headquarters; Executive Manager Tokyo Olympic & Paralympic Promotion Office	Naoki Shibutani	Senior Vice President; Executive Manager, Plant Planning Department, Network Business Headquarters; in charge of 2020 Project

Senior Vice President; Deputy Senior Executive Manager, Business Innovation Headquarters; General Manager, Value Create Department, Business Innovation Headquarters	Kiyoshi Harada	Senior Vice President; Deputy Senior Executive Manager, Corporate Sales Promotion Headquarters; Executive Manager, Office Users Business Department, Corporate Sales Promotion Headquarters

Senior Vice President; General Manager, Tokyo Division; Executive Manager, Tokyo Olympic & Paralympic Promotion Office, Tokyo Division	Hideyuki Noike	Senior Vice President; General Manager, Tokyo Division

Note:

•	Kiyoshi Kobayashi, who is a candidate for the new Auditor & Supervisory Board Member, is a candidate for Outside Audit & Supervisory Board Member.

•	Senior Vice Presidents scheduled to resign from the office are expected to resign at the conclusion of the 18th Ordinary General Meeting of Shareholders to be held on June 23, 2017.

•	Auditor & Supervisory Board Member scheduled to resign from the office is expected to resign at the conclusion of the 18th Ordinary General Meeting of Shareholders to be held on June 23, 2017.

May 15, 2017

FOR IMMEDIATE RELEASE

Financial Results for the Fiscal Year Ended March 31, 2017

The financial results of Nippon Telegraph and Telephone West Corporation (NTT West) for the fiscal year ended March 31, 2017 are presented in the following attachments.

(Attachments)

1.	Summary of Results for Fiscal Year Ended March 31, 2017

2.	Non-Consolidated Comparative Balance Sheets

3.	Non-Consolidated Comparative Statements of Income

4.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5.	Business Results (Non-Consolidated Operating Revenues)

6.	Non-Consolidated Comparative Statements of Cash Flows

7.	Changes in Board of Directors

For inquiries, please contact:

Junichiro Maekawa or Ryosuke Yamashita

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Summary of Results for the Fiscal Year Ended March 31, 2017

Information and communications services are expected to make significant contributions to invigorating and increasing the efficiency of social and economic activities, improving lifestyle convenience and vitalizing local economies through advances in the development of new technologies such as AI, Big Data, and IoT. Accordingly, the government and the private sector are working in partnership to achieve the development of a new ICT-oriented society.

Moreover, the information and telecommunications market is undergoing structural changes as a result of the shift to broadband and globalization, as well as the spread of smart devices and social media, leading to increasingly sophisticated and diversified needs and patterns of usage. There have also been changes in market structure, including an increase in the utilization of Big Data and IoT as well as an expansion of platform services and cloud services. Regional telecommunications markets are also undergoing significant changes due to competition between the providers of fiber-optic access-based line services and cable television-based broadband services, competition between the various services made available by faster mobile connections, the convergence of fixed and mobile services and of telecommunications and broadcasting, and the convergence of services through the use of a diverse range of wireless devices.

Within this challenging and dramatically changing business environment, NTT West strove to ensure its reliability and fairness in telecommunications by, for example, promoting the smooth migration to optical, IP-based networks and enhancing the fiber-optic access network that is the base of broadband services, while continuing to provide high-quality, stable universal services.

NTT West also aimed to realize a broadband network environment that enables customers to connect ¥anytime, anywhere, and with anyone or anything, in comfort, safety, and with peace of mind, and to provide various reasonably priced calling plans that match each customer’s patterns of usage, and a wide range of services.

<1>	Efforts to Promote Fiber-optic and IP services

In relation to the promotion of fiber-optic and IP services, NTT West worked to provide a more comfortable, safer, and more secure next generation network (NGN). NTT West was committed to expanding its services that make use of fiber-optic access lines, such as Hikari Denwa and video distribution services. NTT West also aimed to develop services for businesses, further deliver appropriate and fair provision of the Hikari Collaboration Model to various service providers, and create new services by promoting business alliances, while at the same time also improving on its services and quality.

For Hikari access services, as with the previous period, with respect to the “Hikari Collaboration Model,” the wholesale provision of “FLET’S Hikari” and other services to various service providers, NTT West worked to further expand its services by proactively cultivating new service providers while also engaging in support activities for existing service providers.

As of the fiscal year ended March 31, 2017, the number of service providers of the model exceeded 380, and the number of subscriptions exceeded 3 million.

In addition, NTT West worked to smoothly transition its customers from “B FLET’S (for Condominium Type, Family 100 Type, Business Type, and Basic Type)” and “FLET’S Hikari Premium” to the high-performing “FLET’S Hikari Next” in order to ensure that they are able to have a more comfortable internet experience.

For “FLET’S Hikari” services, NTT West made efforts to improve its membership program, “CLUB NTT-West,” aimed at retaining its customers, by, among other things, providing a wider range of products for which membership program points can be redeemed.

As a result, the number of subscriptions for Hikari access services as a whole exceeded 8.8 million as of the fiscal year ended March 31, 2017.

In the area of optical IP telephone services, the total number of corporate IP telephone customers, which include “Hikari Denwa Office A (Ace)” and “Hikari Denwa Office Type,” exceeded the 2 million channel level on September 5, 2016.

In the area of Wi-Fi services, NTT West worked to expand the coverage area of “Gotouchi Free Wi-Fi” in collaboration with local governments in an effort to contribute to the revitalization of local governments by establishing a foundation for ICT. As of March 31, 2017, more than 80 local governments in 29 different prefectures utilized the Wi-Fi network.

<2>	Initiatives in the Solutions Business

NTT West continued to proactively offer alliances and solution proposals to companies and local governments as it did in the previous year, and has been deploying “Smart Hikari Solutions” to satisfy regional customers’ needs through the utilization of ICT.

Some of the new service developments through alliances included collaborating with Sekisui Chemical Co., Ltd, to carry out a field trial of remote operations on water supply management, water levels, and temperature control in agricultural settings to test the utilization of LPWA (low-power, wide area) networks that can cover a wide area at low power consumption, as required for IoT, which aims to connect everything through the internet. In addition, in collaboration with Daikin Industries, Ltd., NTT West conducted a field trial by connecting an air conditioner to an LPWA network in order to constantly monitor the operating status of the air conditioner as well as indoor and outdoor spatial information. Furthermore, through its collaboration with Faith, Inc., NTT West launched the “FaRao PRO Hikari Box+,” an all-in-one service to support store management operations that includes in-store background music services, signage, and security cameras, among other features. In addition, in collaboration with Hyakusenrenma, Inc., NTT worked on the trial version of “Minpaku Support Pack,” a complete support solution package that establishes a communication environment for vacation rentals by owners (VRBO), or minpaku owners, and provides various types of services for lodgers at minpaku, to facilitate a comfortable, convenient and officially authorized minpaku environment, which is an area of expected rapid future growth.

NTT West also works to expand its service offerings by, for example, launching “Hikari Cloud PBX,” which aims to use cloud services to provide fundamental private branch exchange (PBX) functions, including extension number and group call functions for telephone systems.

<3>	Status of Business Operation Structure

As part of its efforts to “create a safe and secure society,” NTT West established a summit task force for the Ise-Shima G7 Summit held in Mie Prefecture in May 2016. NTT West contributed to the smooth operation of the Summit by setting up a Summit Response Headquarters, coordinating with local branches to reinforce its maintenance capabilities, and strengthening its security systems against cyber-attacks.

In the area of disaster preparedness, when the Kumamoto earthquakes occurred in April 2016, NTT West quickly established a wide-area support system which included various other regions, thereby enabling the early recovery of services and the restoration of its facilities. Furthermore, NTT West worked to provide means of communication, such as disaster message dialing services, special public Wi-Fi, special public telephones and portable satellite telephones, for customers to use to confirm their safety and for the communication of disaster information in afflicted areas.

In addition, NTT West entered into an “Agreement on the Installation and Usage of Special Public Telephones” with various local governments, and pre-installed special public telephones, in order to provide immediate means of communication to people who have been evacuated when evacuation centers are established after large-scale disasters occur in the future.

NTT West also implemented measures to prevent accidents involving facilities, such as planned facility inspections, with the goal of eliminating third-party accidents caused by fallen lines. To prevent site accidents involving physical injury, NTT West worked to expand its safety measures by establishing a timeframe for improving safety promotion initiatives.

As part of its efforts to further enhance its management efficiency, NTT West worked to reduce material costs by utilizing device equipment and streamlining procurement operations for materials, and improving the efficiency of fiber optic service installations.

<4>	Corporate Social Responsibility (“CSR”) Activities

In the area of CSR promotion, the “NTT Group CSR Charter” (revised on May 12, 2016) provides that, as a “Value Partner” for customers, NTT Group companies will provide services of the highest quality and reliability and contribute to the development of a safe, secure and prosperous society in which people, society and the earth are connected through “communications.” Based on the NTT Group CSR Charter, NTT West established three core CSR principles – “thorough compliance,” “development of a safe and secure society,” and “creation of value through business activities” – as well as a “visualization” benchmark for activities that support these principles. Each NTT West employee takes part in CSR activities, including working to maintain legal compliance, providing safe and reliable communication services, and reducing the burden on the environment.

To ensure “thorough compliance,” NTT West Group has focused on promoting group-wide initiatives in high-risk areas that have the potential to erode the trust of the general public and of consumers in NTT West group companies, namely eradicating “on-the-job misconduct,” “driving while under the influence,” “information security incidents” and “power harassment” as well as observing “respect for human rights,” by making posters to promote awareness and providing training programs for all employees in order to ensure compliance by increasing knowledge and preventing recurrence.

In the area of activities to give back to the community, since 1983, NTT West has continued to publish “Denwa Onegai Techo (Telephone Request Handbook) (Pamphlet Version)” as a communication tool that allows people with hearing or speech difficulties to write out their matters of concern or contacts in order to assist them in seeking help from those around them when they are away from home. In recent years, given that mobile devices with internet connectivity (such as smartphones and feature phones) have become widespread, NTT West developed the “Denwa Onegai Techo (Telephone Request Handbook) (Web/App Version)” in order to enhance user convenience, and launched the service on December 21, 2016.

Based on the “Green NTT West Strategy” established in June 2012, in order to “achieve its environmental grand design,” NTT West has been working to decrease its environmental burden by decreasing power usage, the amount of paper it uses, and the volume of its waste products. In addition, NTT West also worked on protecting the earth’s environment by undertaking community-based activities centered around tree-planting and plant growing, grass-cutting and cleaning activities pursuant to the “NTT West Midori Ippai Project” in order to “promote biodiversity preservation activities.”

NTT West has been promoting its group-wide CSR activities and enhancing its environmental management while instilling the principles of the NTT Group CSR Charter. NTT West also issued the “NTT West Group CSR Report 2016” and the “NTT West Group Environmental Annual Report 2016” to proactively disclose relevant information to its stakeholders.

<5>	Financial Standing

As a result of the above, operating revenues totaled 1,479.0 billion yen (a decrease of 3.2% from the previous fiscal year), operating income was 95.1 billion yen (an increase of 28.5% from the previous fiscal year), income before income taxes was 88.1 billion yen (an increase of 31.3% from the previous fiscal year), and net profit was 59.7 billion yen (a decrease of 17.5% from the previous fiscal year).

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2016	March 31, 2017	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	371,004	297,757	(73,247)
Antenna facilities	6,224	5,895	(328)
Terminal equipment	17,166	11,318	(5,847)
Local line facilities	993,040	1,051,300	58,260
Long-distance line facilities	2,138	1,693	(445)
Engineering facilities	530,501	517,724	(12,776)
Submarine line facilities	3,587	3,131	(456)
Buildings	327,911	312,924	(14,987)
Structures	13,445	10,918	(2,526)
Other machinery and equipment	1,359	1,036	(322)
Vehicles and vessels	371	294	(77)
Tools, furniture and fixtures	31,513	34,425	2,912
Land	173,841	173,092	(749)
Lease assets	165	151	(13)
Construction in progress	18,488	31,294	12,806
Total property, plant and equipment	2,490,761	2,452,960	(37,801)
Intangible fixed assets	65,914	64,444	(1,470)
Total fixed assets - telecommunications businesses	2,556,676	2,517,404	(39,271)
Investments and other assets
Investment securities	4,994	4,243	(750)
Investments in subsidiaries and affiliated companies	38,481	40,001	1,520
Investment in capital	637	610	(26)
Long-term prepaid expenses	3,411	3,971	560
Prepaid pension costs	—	3,439	3,439
Deferred income taxes	116,066	128,900	12,833
Other investments and assets	6,660	6,438	(222)
Allowance for doubtful accounts	(638)	(681)	(43)
Total investments and other assets	169,613	186,924	17,311
Total fixed assets	2,726,289	2,704,329	(21,960)
Current assets:
Cash and bank deposits	21,765	18,251	(3,514)
Accounts receivable, trade	201,155	199,820	(1,334)
Accounts receivable, other	89,674	79,402	(10,272)
Securities	6	6	—
Supplies	34,656	29,950	(4,705)
Advance payments	3,867	4,592	724
Prepaid expenses	6,281	6,688	406
Deferred income taxes	5,543	4,944	(598)
Deposits	50,000	48,000	(2,000)
Other current assets	8,537	8,082	(455)
Allowance for doubtful accounts	(514)	(339)	174
Total current assets	420,973	399,398	(21,574)

TOTAL ASSETS	3,147,263	3,103,728	(43,534)

	(Millions of yen)
	March 31, 2016	March 31, 2017	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	651,707	591,000	(60,707)
Lease obligations	706	678	(28)
Liability for employees’ retirement benefits	233,574	242,251	8,677
Reserve for point services	4,672	3,792	(879)
Reserve for unused telephone cards	8,200	8,000	(200)
Allowance for environmental measures	9,074	9,074	—
Asset retirement obligations	361	228	(132)
Other long-term liabilities	4,837	4,071	(765)
Total long-term liabilities	913,134	859,097	(54,036)
Current liabilities:
Current portion of long-term borrowings from parent company	127,120	110,707	(16,412)
Accounts payable, trade	70,067	71,635	1,567
Short-term borrowings	142,465	105,259	(37,205)
Lease obligations	198	191	(6)
Accounts payable, other	178,421	199,133	20,712
Accrued expenses	14,368	13,572	(795)
Accrued taxes on income	8,102	8,731	629
Advances received	2,814	2,184	(630)
Deposits received	129,490	143,945	14,455
Unearned revenues	16	15	(1)
Allowance for loss on disaster	—	4,096	4,096
Allowance for environmental measures	2,467	2,361	(106)
Asset retirement obligations	—	133	133
Other current liabilities	2,631	3,307	676
Total current liabilities	678,163	665,277	(12,886)

TOTAL LIABILITIES	1,591,297	1,524,374	(66,922)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000	—
Capital surplus
Additional paid-in capital	1,170,054	1,170,054	—
Total capital surplus	1,170,054	1,170,054	—
Earned surplus
Other earned surplus
Accumulated earned surplus	73,358	96,911	23,553
Total earned surplus	73,358	96,911	23,553
Total shareholders’ equity	1,555,412	1,578,965	23,553
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	553	388	(164)
Total unrealized gains (losses), translation adjustments, and others	553	388	(164)

TOTAL NET ASSETS	1,555,965	1,579,353	23,388

TOTAL LIABILITIES AND NET ASSETS	3,147,263	3,103,728	(43,534)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2016	Year ended March 31, 2017	Increase (Decrease)
Telecommunications businesses:
Operating revenues	1,372,571	1,325,585	(46,986)
Operating expenses
Business expenses	323,076	296,688	(26,388)
Operations	10,176	9,648	(527)
Maintenance expenses	347,429	339,119	(8,309)
Overhead expenses	60,167	57,449	(2,718)
Administration	72,246	71,346	(899)
Experiment and research	39,522	38,947	(574)
Depreciation and amortization	313,724	284,405	(29,318)
Retirement of fixed assets	55,995	53,012	(2,983)
Access charges	25,485	26,035	549
Miscellaneous taxes	65,116	65,831	715
Total operating expenses	1,312,941	1,242,485	(70,455)
Operating income from telecommunications businesses	59,630	83,099	23,469
Supplementary businesses:
Operating revenues	155,452	153,430	(2,021)
Operating expenses	141,010	141,343	333
Operating income from supplementary businesses	14,442	12,086	(2,355)
Operating income	74,072	95,186	21,113

Non-operating revenues:
Interest income	2	0	(1)
Interest on securities	1	11	10
Dividends received	1,568	615	(952)
Miscellaneous income	4,205	2,330	(1,874)
Total non-operating revenues	5,775	2,957	(2,817)

Non-operating expenses:
Interest expenses	9,410	7,114	(2,295)
Miscellaneous expenses	3,290	2,875	(415)
Total non-operating expenses	12,701	9,989	(2,711)
Recurring profit	67,146	88,154	21,007

Special losses:
Special loss on disaster	—	6,915	6,915
Total special losses	—	6,915	6,915
Income before income taxes	67,146	81,239	14,092
Corporation, inhabitant, and enterprise taxes	21,449	33,631	12,182
Deferred tax expenses (benefits)	(26,727)	(12,162)	14,564
Net income	72,425	59,770	(12,655)

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31,2016	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
				Other earned surplus	Total earned surplus
		Additional paid-in capital	Total capital surplus	Accumulated earned surplus
April 1, 2015	312,000	1,170,054	1,170,054	15,934	15,934	1,497,988	738	738	1,498,726
Net change during the annual period
Cash dividends				(15,000)	(15,000)	(15,000)			(15,000)
Net income				72,425	72,425	72,425			72,425
Others, net							(185)	(185)	(185)

Total net change during the annual period	—	—	—	57,424	57,424	57,424	(185)	(185)	57,239

March 31, 2016	312,000	1,170,054	1,170,054	73,358	73,358	1,555,412	553	553	1,555,965

Year ended March 31, 2017	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
				Other earned surplus	Total earned surplus
		Additional paid-in capital	Total capital surplus	Accumulated earned surplus
April 1, 2016	312,000	1,170,054	1,170,054	73,358	73,358	1,555,412	553	553	1,555,965
Net change during the annual period
Cash dividends				(36,216)	(36,216)	(36,216)			(36,216)
Net income				59,770	59,770	59,770			59,770
Others, net							(164)	(164)	(164)

Total net change during the annual period	—	—	—	23,553	23,553	23,553	(164)	(164)	23,388

March 31, 2017	312,000	1,170,054	1,170,054	96,911	96,911	1,578,965	388	388	1,579,353

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2016	Year ended March 31, 2017	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	428,645	396,272	(32,372)	(7.6)
Monthly charge revenues*	319,687	298,340	(21,347)	(6.7)
Call rates revenues*	28,259	24,590	(3,669)	(13.0)
Interconnection call revenues*	55,840	49,676	(6,164)	(11.0)
IP services revenues	702,712	697,252	(5,460)	(0.8)
Leased circuit services revenues (excluding IP services revenues)	93,383	86,362	(7,020)	(7.5)
Telegram services revenues	14,088	12,625	(1,462)	(10.4)
Other telecommunications services revenues	133,741	133,071	(669)	(0.5)

Telecommunications total revenues	1,372,571	1,325,585	(46,986)	(3.4)

Supplementary business total revenues	155,452	153,430	(2,021)	(1.3)

Total operating revenues	1,528,023	1,479,015	(49,008)	(3.2)

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2016	Year ended March 31, 2017	Increase (Decrease)
Cash flows from operating activities:

Income before income taxes	67,146	81,239	14,092
Depreciation and amortization	317,082	287,620	(29,462)
Loss on disposal of property, plant and equipment	26,641	19,285	(7,355)
Increase (decrease) in liability for employees’ retirement benefits	3,621	8,677	5,055
(Increase) decrease in accounts receivable	5,852	11,377	5,525
(Increase) decrease in inventories	(902)	4,599	5,502
Increase (decrease) in accounts payable and accrued expenses	(8,759)	7,799	16,559
Increase (decrease) in accrued consumption tax	(4,085)	(2,241)	1,844
Other	(5,957)	21,841	27,799

Sub-total	400,637	440,199	39,561
Interest and dividends received	1,571	628	(942)
Interest paid	(9,477)	(7,575)	1,902
Income taxes received (paid)	(5,528)	(24,428)	(18,900)

Net cash provided by (used in) operating activities	387,203	408,824	21,620

Cash flows from investing activities:

Payments for property, plant and equipment	(284,746)	(261,759)	22,986
Proceeds from sale of property, plant and equipment	2,275	650	(1,624)
Payments for purchase of investment securities	(865)	(3,100)	(2,235)
Proceeds from sale of investment securities	462	576	113
Other	265	61	(203)

Net cash provided by (used in) investing activities	(282,607)	(263,571)	19,036

Cash flows from financing activities:

Proceeds from issuance of long-term debt	—	50,000	50,000
Payments for settlement of long-term debt	(175,600)	(127,120)	48,480
Net increase (decrease) in short-term borrowings	67,462	(37,205)	(104,667)
Payments for settlement of lease obligations	(227)	(224)	2
Dividends paid	(15,000)	(36,216)	(21,216)

Net cash provided by (used in) financing activities	(123,365)	(150,766)	(27,401)
Net increase (decrease) in cash and cash equivalents	(18,769)	(5,514)	13,255
Cash and cash equivalents at beginning of year	90,535	71,765	(18,769)

Cash and cash equivalents at end of year	71,765	66,251	(5,514)

7. CHANGES IN BOARD OF DIRECTORS

Scheduled appointment date: June 23, 2017

(1) Candidates for Members of the Board

Kunihiro Yamada (Executive Manager, Fiber Access Collaboration Department, Alliance Business Headquarters)

Keiji Ueyama (General Manager, Kumamoto Branch; and Deputy Senior Executive Manager, Kyusyu Regional Headquarters)

Masanori Ozawa (Vice President, General Affairs Department, Nippon Telegraph and Telephone Corporation)

(2) Members of the Board scheduled to resign from office

Kazunari Furugen (Scheduled to take office at Nippon COMSYS Corporation)

Mikihiro Kitamura (Scheduled to take office at NTT FACILITIES, INC.)

(3) New Executive Positions and Organizational Responsibilities

Scheduled appointment date: June 23, 2017

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Senior Executive Vice President, Representative Director; Senior Executive Manager, Plant Headquarters; In charge of Technology Innovation Department	Yoshihiro Kuroda

Senior Executive Vice President, Representative Director;

Senior Executive Manager, Plant Headquarters;

Executive Manager, Network Department, Plant Headquarters;

In charge of Technology Innovation Department

Member of the Board; Executive Manager, Network Department, Plant Headquarters	Yasushi Tohtake	Member of the Board; Executive Manager, Service Management Department, Plant Headquarters

Member of the Board; Senior Executive Manager, Corporate Business Headquarters	Ichiro Uehara	Member of the Board; Senior Executive Manager, Kyusyu Regional Headquarters; General Manager, Fukuoka Branch

Member of the Board; Senior Executive Manager, Kansai Regional Headquarters; General Manager, Osaka Branch	Teruyuki Kishimoto	Member of the Board

Member of the Board; Executive Manager, Service Management Department, Plant Headquarters	Takafumi Sakaguchi	Member of the Board

Member of the Board; Executive Manager, Fiber Access Collaboration Department, Alliance Business Headquarters	Kunihiro Yamada

Member of the Board	Keiji Ueyama

Member of the Board; Senior Executive Manager, Kyusyu Regional Headquarters; General Manager, Fukuoka Branch	Masanori Ozawa

Scheduled appointment date: July 1, 2017

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Senior Executive Vice President, Representative Director; Senior Executive Manager, Alliance Business Headquarters;	Shinji Oota	Senior Executive Vice President, Representative Director; Senior Executive Manager, Alliance Business Headquarters;

In charge of Corporate Business Headquarters;

In charge of Sales Promotion Department

In charge of Corporate Strategy Planning Department

In charge of Accounts and Finance Department;

In charge of Personnel Department;

In charge of General Affairs Department;

In charge of Compliance and CSR

In charge of Corporate Business Headquarters;

In charge of Marketing Department;

In charge of Corporate Strategy Planning Department;

In charge of Accounts and Finance Department;

In charge of Personnel Department;

In charge of General Affairs Department;

In charge of Compliance and CSR

Note:	Ichiro Uehara is scheduled to become the President and Representative Director of NTT Business Solutions.
Keiji Ueyama is scheduled to become the President and Representative Director of NTT- Neomeit.

May 15, 2017

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for Fiscal Year Ended March 31, 2017

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its financial results for the fiscal year ended March 31, 2017. Please see the following attachments for further details:

I.	Results for Fiscal Year Ended March 31, 2017

II.	Financial Results of NTT Communications Group

III.	Non-Consolidated Comparative Balance Sheets

IV.	Non-Consolidated Comparative Statements of Income

V.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

VI.	Business Results (Non-Consolidated Operating Revenues)

VII.	Non-Consolidated Comparative Statements of Cash Flows

VIII.	Changes in NTT Communications Directors (Subject to Shareholders’ Approval)

#    #    #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including the leading global tier-1 IP network, the Arcstar Universal One™ VPN network reaching 196 countries/regions, and 140 secure data centers worldwide. NTT Communications’ solutions leverage the global resources of NTT Group companies including Dimension Data, NTT DOCOMO and NTT DATA.

www.ntt.com | Twitter@NTT Communications | Facebook@NTT Communications | LinkedIn@NTT

For more information

(Mr.) Akira Ito or (Mr.) Shinichi Shimizu

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Results for the Fiscal Year Ended March 31, 2017

1.	Background

Although the world economy is undergoing a gradual recovery, there are uncertainties in international politics and the outlook for the future has become unclear. Many companies have been moving forward with the digital transformation of their businesses and with their “as-a-service” trend, and both their business departments and their IT departments are taking the initiative with respect to the adoption and utilization of ICT. Within the ICT market, there has been an expansion in the scope of software-defined services, dominance of the IaaS market by a small number of overseas providers, and increases in the sophistication and development of AI, with rapid changes in the market structure. Competition is wide-ranging and fierce, and it is intensifying on a global level.

2.	Business Strategies

Based on these changes in the market environment, NTT Communications has established a new corporate vision, “Vision 2020,” and a new corporate slogan: “Transform. Transcend.” During FY2016, under this new slogan, NTT Com worked to promote its offerings for solutions models that push “global seamlessness” to its fullest extent, while also pursuing automation and improvement of process efficiency, strengthening its competitiveness through its own digital transformation, and working on business process innovations and the creation of new business models for NTT Com’s customers.

Specifically, through its “seamless ICT solutions,” an optimized, global combination of various services including clouds, data centers, networks, applications, security, and managed ICT in which NTT Com has a particular strength as a telecommunications provider, NTT Com has produced an ICT environment that is uniformly managed on a global level, flexible, on-demand and low-cost, and safe and secure, and supports business operations. Through its seamless ICT solutions, NTT Com has contributed to innovation in business processes, such as accelerating customers’ decision-making processes and improving productivity, and has supported the creation of new business.

In addition, in an analyst vendor comparison report that evaluates IT vendors on a worldwide basis, NTT Com was named to the top “Leader” position in the global network business field for the fourth year in a row. Furthermore, NTT Com was also named to the “Leader” position for the second year in a row in an assessment of cloud business operators in the Asia-Pacific region. NTT Com further enhanced the competitiveness of its services based on its Global Cloud Vision. NTT Com’s key measures by type of service were as follows:

Measures taken by type of service

•	Cloud Computing Platforms

“Enterprise Cloud,” a cloud service for businesses that has platforms deployed at 14 bases in 11 countries around the world, substantially increased its functionality in Japan in March 2016, and from April 2016 has been expanding in various countries abroad as well. In addition, NTT Com’s new partnerships with other companies included the signing of a collaboration agreement with Mirantis Japan, Inc. in October 2016 to provide OpenStack managed private cloud services, a collaboration agreement with NTT Data Corporation, Pivotal Japan K.K., and Intel Corporation in November 2016 to develop and deliver cloud-native solutions, a collaboration agreement with Virtustream, Inc. and EMC Japan K.K. in February 2017 for the development and distribution of shared-cloud platform services that support large-scale SAP systems, and a collaboration agreement with Microsoft Japan Co., Ltd. in March 2017 for joint development and marketing cooperation on hybrid cloud platforms for corporate customers.

With respect to NTT Com’s Nexcenter data center services, NTT Com launched the Virginia Ashburn 2 (VA2) Data Center in April 2016 and the Tokyo 9 Data Center in December 2016. NTT Com also commenced the construction of the Virginia Ashburn 3 (VA3) Data Center in December 2016.

In addition, with respect to NTT Com’s “SDx+M” solution, which utilize software-defined technology, beginning in March 2017, NTT Com started offering the “Software-Defined Exchange Service (SD-Exchange),” which provides seamless and secure high-speed global connection between “Enterprise Cloud,” “Nexcenter” and multiple other cloud services, including “Amazon Web Services.”

•	Data Networks

In October 2016, NTT Com launched the “Secure Internet Connectivity Function (vUTM)” security option service for the high-quality, high-reliability “Arcstar Universal One” VPN. Additionally, for its “Arcstar Universal One Multi-Cloud Connect” services, with which a multi-cloud system can be built on a secure closed area network, NTT Com launched an enhanced function that enables immediate connection and bandwidth changes on-demand in April 2016, enabled connections to United Kingdom-based cloud platforms in June 2016, enabled connections to United States-based cloud platforms in October 2016, and launched options that comprehensively support the installation, implementation, and operation of “Amazon Web Services” in December 2016.

In September 2016, NTT Com launched the “OCN vWAF” service, a SaaS-based security service that protects customers’ web servers from unauthorized access, for NTT Com’s “OCN” Internet connectivity service.

For its high-speed LTE communication service, “OCN Mobile ONE,” NTT Com launched Wi-Fi spots that offer free connections in July 2016, “burst transfer functions” that improve communication speeds starting September 2016, a device warranty service “Anshin Hosho” (“Peace of Mind Warranty”) covering repair and replacement of smartphones that went into use in October 2016, and high-capacity and sharable 20GB/month and 30GB/month plans in February 2017.

For its “SDx+M” solution, which utilizes software-defined technology, NTT Com began offering the “Software-Defined Network Service (SD-NS),” which flexibly builds and manages overlay networks over multiple lines through software control, in March 2017.

•	Voice Communications

For its unified communication service “Arcstar UCaaS,” NTT Com expanded the range of its services for large enterprises. For example, Arkadin SAS, an NTT Com group company, completed the acquisition of Applicable Limited, a leading UK provider with a particular strength in implementing Microsoft-based unified communication services, in September 2016.

For voice-based services, in October 2016, NTT Com launched the unlimited calling service “Business Mobile” for business customers, allowing customers who make a high volume of calls from cellular telephones to receive a higher discount. In February 2017, NTT Com also launched a website for changing settings, such as strengthening security, when using BYOD. Furthermore, with respect to its “OCN Denwa” service, which is offered to customers with “OCN Mobile ONE” SIM cards with voice support, in August 2016, NTT Com launched the “OCN Denwa Unlimited 5-Minute Calls Option,” which can be used as often as desired at a fixed price, launched the “OCN Denwa Unlimited 10-Minute Calls Option,” which increased the call-time provided under a fixed price plan, in February 2017, and, in March 2017, launched a wholesale service for “OCN Denwa” for MVNOs that can reduce calling charges on low-cost smartphones.

With respect to international hubbing services, NTT Com launched the “A2P SMS International Hubbing Service” in November 2016 for use with A2P SMSs (Application to Person Short Messaging Services), which are messages sent by businesses to individuals for marketing or authorization or other purposes. The service relays international messages via the most appropriate route to minimize delays and to ensure delivery.

•	Applications and Content

In October 2016, NTT Com launched the “MySign” service, which supports the use of the public personal identification services that use the My Number card.

With respect to services that utilize AI (Artificial Intelligence), NTT Com launched the “Communication Engine ‘COTOHA,’” which can understand natural Japanese conversation with a high degree of accuracy and actively asks for necessary information for “human-like conversations.” In addition, in January 2017, NTT Com launched the “Semantic Search Engine ‘COTOHA Chat & FAQTM,’” an AI-based query resolution support service for business customers that displays appropriate answers in response to queries entered by website users, and also launched the beta version of the “Industry-Specialized AI Translation Platform Service,” which provides highly accurate AI-based translation functions.

•	Solution Services

In August 2016, NTT Com expanded the AI capabilities it had installed on the managed security services operations platform of “WideAngle,” NTT Com’s comprehensive risk-management service, substantially strengthening its cyber-attack analysis logic. In addition, in October 2016, NTT Com launched the “Rapid Incident Support Warranty” and “Standardized Malware-Infected Device Inspection” options for security incident responses. Furthermore, in February 2017, NTT Com began offering a “Proactive Response” option that automatically shuts down communications with infected devices after any unauthorized access to a company’s internal systems is identified. NTT Com has been working to provide services that comprehensively support risk management and counter-measures against increasingly sophisticated and malicious security threats in conjunction with NTT Security (Japan) K.K., which commenced operation in August 2016.

For SDx+M solution that utilizes software-defined technology, in October 2016 NTT Com launched a “Software-Defined LAN Solution (SD-LAN solution)” that builds an office-based LAN structure combining both solidity and flexibility.

NTT Com added “SD-NS,” “SD-Exchange” and “SD-LAN Solutions” in March 2017 to its total managed ICT service “Global Management One,” enabling full-life cycle support from design, construction, maintenance, operation, and analysis for the entirety of customers’ ICT environment on a global basis.

•	New Service Areas

NTT Com’s IoT business promotion included collaborations with partner businesses, including application platform providers and device companies, as well as providing services that are suited to all use-cases, from “Factory” to “Product” and “Vehicle,” utilizing NTT Com’s network, cloud, and data center assets that are deployed worldwide and are available to NTT Com as a carrier, in order to contribute to business transformation and productivity increases by enabling the rapid realization of business ideas through IoT.

With respect to SDx+M solution that utilizes SDx technology, beginning in March 2017, NTT Com expanded the functionality of its “Cloud Management Platform (CMP)” system, which enables the centralized management of cloud services, such as “Enterprise Cloud,” “Amazon Web Services” and “Microsoft Azure,” with on-premise systems that customers have built, supporting “SD-NS,” “SD-LAN Solution,” and “SD-Exchange.”

Other Measures

In connection with sales, NTT Com has developed solutions proposals that contribute to the Digital Transformations of customer companies from a company-wide Go-to-Market perspective, including through its entry into mutual collaborations. For example, NTT Com signed a three-year technology partnership agreement with the McLaren-Honda Formula 1 racing team, commencing mutual collaboration towards building an ICT foundation with optimized performance to support the Formula 1 team with the latest technology for networks, clouds, IoT, data collection, and analysis. In addition, NTT Com worked on the global rollout of efficient and effective sales efforts by establishing its sales channel portfolios and solution models to meet the needs of the target market, supporting customers’ “transformation of existing business” and “creation of new business models” by strengthening its offerings with solution models that utilize seamless global services to the fullest extent.

In the field of operations, NTT Com worked to utilize digital technology as a source of its competitiveness to accelerate simplification/automation/standardization, and reinforced its capability to handle combined service projects and deepen its customer contact points. NTT Com also built delivery, maintenance, and operations processes to meet the needs of combined service projects, and worked on full and complete automation of standard operations. Further, in October 2016, NTT Com commenced operation of the “Asia Pacific Gateway” high-bandwidth optical submarine cable network in order to increase its cable capacity within Asia and to enhance connectivity with Asian countries. In addition, construction of the undersea cable-laying vessel “Kizuna,” to be operated by NTT World Engineering Marine Corporation, began in March 2017 to strengthen NTT Com’s ability to lay and maintain cables.

In order to promote seamless global management, NTT Com has implemented a globally standardized ERP system across each NTT Com group company. Furthermore, with respect to procurement, NTT Com undertook an evaluation of modifications to its procurement systems, and fundamentally streamlined its procurement processes for resales, office products, low-cost items, and supplier management. NTT Com also worked to improve its process efficiency by advancing the standardization of its service procurement, increasing the use of databases and setting suitability check-flows to reduce costs, and promoting the flow-through of contracting and payment tasks (electronic estimates/contracts/invoicing). In addition, in human resources, NTT Com focused on personnel recruitment, retention, and training to be able to offer even more sophisticated services, such as by providing engineering experience to all of its younger staff members.

In terms of CSR, in October 2016, NTT Com published a review of basic principles in the CSR Report 2016. In the area of environmental protection activities, NTT Com established its Environmental Declaration and Environmental Targets for 2030 in November 2016. In addition, NTT Com is working to protect the environment and to reduce its own environmental burden by making air conditioning systems at its data centers and communication buildings more efficient, improving air flow, and expanding the installation of automatic air conditioning control systems.

With respect to security, NTT Com has started initiatives to reduce security risks and to strengthen its collaboration and support system with its group companies in order to further reinforce cyber security measures at group companies both in Japan and overseas.

In terms of diversity, NTT Com has been actively promoting a highly productive ICT-enabled workplace environment for its own employees that allows them to adopt flexible working practices, achieve an improved work/life balance and thereby achieve their full potential, regardless of age, gender, nationality, religion or physical ability/disability. Based on NTT Group’s gender equality plan targeting a doubling of the percentage of women managers to 8.9% in 2020, NTT Com additionally continues to support the career development of female employees and the appointment of female managers, and also actively hires more female employees. As a result of these measures, NTT Com was recognized in the Ministry of Internal Affairs and Communications’ newly established “100 Pioneers in Teleworking,” and also received the highest certification, “Eruboshi,” from the Minister of Health, Labor and Welfare, based on the Act on Promotion of Women’s Participation and Advancement in the Workplace.

3.	Operating Results

As a whole, NTT Communications Group’s consolidated operating revenues decreased for the first time in four years, decreasing 36.1 billion yen (-2.7%) over the prior fiscal year to 1,283.0 billion yen. However, operating income increased 14.3 billion yen (+12.1%) compared to the prior fiscal year to 132.5 billion yen.

Non-consolidated operating revenues for NTT Communications by service were as follows. While revenues from NTT Com’s Cloud Computing Platforms increased 2.0 billion yen (+2.9%) over the prior fiscal year to 72.0 billion yen, revenues from Data Networks increased 14.9 billion yen (+4.0%) to 384.8 billion yen, and solution services revenues increased 1.1 billion yen (+0.7%) to 163.4 billion yen, Applications and Contents revenues decreased by 0.9 billion yen (-2.6%) compared to the prior fiscal year to 37.7 billion yen and Voice Communications revenues decreased 9.5 billion yen (-3.7%) to 250.7 billion yen. As a result, NTT Communications’ total non-consolidated operating revenues increased, for the second year in the row, by 5.5 billion yen (+0.6%) over the prior fiscal year to 923.8 billion yen.

As a result of increased telecommunication equipment expenses from the provision of Hikari Collaboration Model services, total operating expenses increased 4.1 billion yen (+0.5%) compared to the prior fiscal year to 831.3 billion yen.

As a result of the above, operating income increased by 1.4 billion yen (+1.5%) compared to the prior fiscal year to 92.5 billion yen, marking the first time in nine years that NTT Com’s operating revenues and operating income both increased over the prior fiscal year, and net income increased by 12.6 billion yen (+17.5%) to 85.0 billion yen.

II. Financial Results of NTT Communications Group

	(Millions of yen)
	Year ended March 31, 2016	Year ended March 31, 2017	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	1,319,113	1,282,968	(36,145)	(2.7)
Operating expenses	1,200,915	1,150,477	(50,438)	(4.2)
Operating income	118,198	132,491	14,293	12.1

III. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2016	March 31, 2017	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	134,315	151,531	17,215
Antenna facilities	1,707	1,674	(33)
Terminal equipment	1,397	1,963	565
Local line facilities	730	1,103	373
Long-distance line facilities	5,759	5,122	(637)
Engineering facilities	51,789	49,878	(1,911)
Submarine line facilities	13,408	16,701	3,293
Buildings	199,178	205,475	6,296
Structures	3,030	2,624	(406)
Other machinery and equipment	112	68	(43)
Vehicles and vessels	82	62	(20)
Tools, furniture and fixtures	37,805	46,700	8,895
Land	45,241	48,577	3,335
Lease assets	5,060	7,950	2,889
Construction in progress	28,085	13,323	(14,761)
Total property, plant and equipment	527,706	552,757	25,051
Intangible fixed assets	101,766	98,820	(2,945)
Total fixed assets - telecommunications businesses	629,472	651,578	22,105
Investments and other assets
Investment securities	135,291	108,152	(27,139)
Investments in subsidiaries and affiliated companies	381,949	387,905	5,956
Other investments in subsidiaries and affiliated companies	1,500	—	(1,500)
Investment in capital	359	345	(14)
Contributions to affiliated companies	2,049	2,049	—
Long-term loans receivable to subsidiaries	1,725	1,268	(456)
Long-term prepaid expenses	3,483	4,841	1,357
Prepaid pension costs	6,235	6,391	156
Deferred income taxes	6,217	17,499	11,282
Submarine line use rights	17,088	17,114	26
Other investments and assets	14,624	16,268	1,643
Allowance for doubtful accounts	(207)	(160)	47
Total investments and other assets	570,316	561,675	(8,641)
Total fixed assets	1,199,789	1,213,254	13,464

Current assets:
Cash and bank deposits	12,607	3,406	(9,200)
Notes receivable	—	8	8
Accounts receivable, trade	179,839	178,248	(1,590)
Accounts receivable, other	47,624	49,459	1,834
Lease investment assets	117	92	(24)
Securities	—	4	4
Supplies	9,806	9,643	(162)
Advance payments	3,700	4,552	851
Prepaid expenses	6,469	8,084	1,615
Deferred income taxes	3,694	3,177	(516)
Deposits paid to parent company	4,054	16,636	12,582
Other current assets	29,214	8,647	(20,566)
Allowance for doubtful accounts	(1,017)	(1,367)	(349)
Total current assets	296,110	280,595	(15,514)

TOTAL ASSETS	1,495,899	1,493,849	(2,050)

	(Millions of yen)
	March 31, 2016	March 31, 2017	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company and subsidiary	199,504	222,333	22,829
Lease obligations	5,183	6,297	1,113
Liability for employees’ retirement benefits	86,722	89,994	3,272
Reserve for point services	547	407	(139)
Reserve for unused telephone cards	3,628	3,540	(88)
Asset retirement obligations	3,296	4,126	829
Other long-term liabilities	5,170	13,118	7,948
Total long-term liabilities	304,053	339,818	35,765
Current liabilities:
Current portion of long-term borrowings from parent company	43,360	—	(43,360)
Accounts payable, trade	31,894	29,548	(2,346)
Short-term borrowings	7,766	—	(7,766)
Lease obligations	3,222	3,851	629
Accounts payable, other	151,623	153,953	2,329
Accrued expenses	5,002	4,960	(42)
Accrued taxes on income	6,968	3,749	(3,218)
Advances received	3,790	3,736	(53)
Deposits received	14,150	1,525	(12,625)
Unearned revenues	150	173	22
Allowance for losses on construction	13	627	613
Asset retirement obligations	—	56	56
Other current liabilities	1,363	1,178	(185)
Total current liabilities	269,307	203,360	(65,946)

TOTAL LIABILITIES	573,360	543,179	(30,181)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763	—
Capital surplus
Additional paid-in capital	131,615	131,615	—
Total capital surplus	131,615	131,615	—
Earned surplus
Other earned surplus
Reserve for reduction entry	7,228	7,189	(39)
Accumulated earned surplus	510,207	556,808	46,600
Total earned surplus	517,436	563,997	46,561
Total shareholders’ equity	860,815	907,376	46,561
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	61,723	43,080	(18,643)
Deferred gains or losses on hedges	—	213	213
Total unrealized gains (losses), translation adjustments, and others	61,723	43,293	(18,429)

TOTAL NET ASSETS	922,538	950,670	28,131

TOTAL LIABILITIES AND NET ASSETS	1,495,899	1,493,849	(2,050)

IV. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2016	Year ended March 31, 2017	Increase (Decrease)
Telecommunications businesses:
Operating revenues	691,290	697,333	6,042
Operating expenses
Business expenses	156,429	159,654	3,224
Maintenance expenses	74,197	74,148	(48)
Overhead expenses	11,373	10,976	(397)
Administration	66,380	66,106	(273)
Experiment and research	11,665	11,654	(10)
Depreciation and amortization	89,545	89,139	(405)
Retirement of fixed assets	5,195	6,236	1,040
Access charges	187,152	190,708	3,555
Miscellaneous taxes	11,153	11,745	591
Total operating expenses	613,093	620,370	7,276
Operating income from telecommunications businesses	78,196	76,963	(1,233)

Supplementary businesses:
Operating revenues	227,018	226,522	(495)
Operating expenses	214,072	210,936	(3,135)
Operating income from supplementary businesses	12,946	15,585	2,639
Operating income	91,143	92,549	1,405

Non-operating revenues:
Interest income	272	62	(209)
Interest on securities	0	0	(0)
Dividends received	12,486	8,258	(4,228)
Lease and rental income	11,581	11,204	(376)
Miscellaneous income	2,822	1,222	(1,599)
Total non-operating revenues	27,163	20,748	(6,415)

Non-operating expenses:
Interest expenses	1,514	1,050	(463)
Lease and rental expenses	5,551	5,712	161
Miscellaneous expenses	1,034	1,072	38
Total non-operating expenses	8,100	7,836	(264)
Recurring profit	110,206	105,461	(4,745)

Special losses:
Write-off of investments in affiliated companies	5,847	—	(5,847)
Total special losses	5,847	—	(5,847)
Income before income taxes	104,359	105,461	1,102
Corporation, inhabitant, and enterprise taxes	29,003	23,097	(5,906)
Deferred tax expenses (benefits)	3,042	(2,639)	(5,681)
Net income	72,312	85,003	12,690

V. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2016	(Millions of yen)
	Shareholders’ equity							Unrealized gains (losses), translation adjustments, and others			Total net assets
	Common stock	Capital surplus		Earned surplus			Total shareholders’ equity	Net unrealized gains (losses) on securities	Deferred gains or losses on hedges	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus		Total earned surplus
				Reserve for reduction entry	Accumulated earned surplus
April 1, 2015	211,763	131,615	131,615	6,517	481,672	488,190	831,569	98,314	—	98,314	929,884
Net change during the annual period
Cash dividends					(43,067)	(43,067)	(43,067)				(43,067)
Net income					72,312	72,312	72,312				72,312
Provision of reserve for reduction entry				727	(727)	—	—				—
Return of reserve for reduction entry				(17)	17	—	—				—
Others, net								(36,590)		(36,590)	(36,590)

Total net change during the annual period	—	—	—	710	28,534	29,245	29,245	(36,590)	—	(36,590)	(7,345)

March 31, 2016	211,763	131,615	131,615	7,228	510,207	517,436	860,815	61,723	—	61,723	922,538

Year ended March 31, 2017	(Millions of yen)
	Shareholders’ equity							Unrealized gains (losses), translation adjustments, and others			Total net assets
	Common stock	Capital surplus		Earned surplus			Total shareholders’ equity	Net unrealized gains (losses) on securities	Deferred gains or losses on hedges	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus		Total earned surplus
				Reserve for reduction entry	Accumulated earned surplus
April 1, 2016	211,763	131,615	131,615	7,228	510,207	517,436	860,815	61,723	—	61,723	922,538
Net change during the annual period
Cash dividends					(38,441)	(38,441)	(38,441)				(38,441)
Net income					85,003	85,003	85,003				85,003
Return of reserve for reduction entry				(39)	39	—	—				—
Others, net								(18,643)	213	(18,429)	(18,429)

Total net change during the annual period	—	—	—	(39)	46,600	46,561	46,561	(18,643)	213	(18,429)	28,131

March 31, 2017	211,763	131,615	131,615	7,189	556,808	563,997	907,376	43,080	213	43,293	950,670

VI. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2016	Year ended March 31, 2017	Increase (Decrease)	Percent Increase (Decrease)
Cloud Computing Platforms	70,029	72,034	2,005	2.9
Data Networks	369,871	384,804	14,933	4.0
Voice Communications	260,329	250,794	(9,535)	(3.7)
Applications & Content	38,729	37,732	(996)	(2.6)
Solution Services	162,352	163,496	1,144	0.7
Others	16,997	14,993	(2,003)	(11.8)

Total operating revenues	918,309	923,855	5,546	0.6

VII. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2016	Year ended March 31, 2017	Increase (Decrease)
Cash flows from operating activities:

Income before income taxes	104,359	105,461	1,102
Depreciation and amortization	106,837	106,971	134
Loss on disposal of property, plant and equipment	4,075	4,517	441
Gains on sales of fixed assets	(3)	(78)	(75)
Increase (decrease) in allowance for doubtful accounts	(117)	302	419
Increase (decrease) in liability for employees’ retirement benefits	1,140	3,272	2,131
Write-off of investments in affiliated companies	5,847	—	(5,847)
(Increase) decrease in accounts receivable	(3,413)	(239)	3,174
(Increase) decrease in inventories	(3,015)	1,152	4,167
Increase (decrease) in accounts payable and accrued expenses	432	703	270
Increase (decrease) in accrued consumption tax	(4,850)	2,434	7,285
Other	(23,183)	(10,925)	12,257

Sub-total	188,108	213,571	25,463
Interest and dividends received	12,752	8,344	(4,407)
Interest paid	(1,418)	(1,086)	332
Income taxes received (paid)	(22,436)	(29,892)	(7,455)

Net cash provided by (used in) operating activities	177,004	190,937	13,933

Cash flows from investing activities:

Payments for property, plant and equipment	(124,453)	(134,677)	(10,224)
Proceeds from sale of property, plant and equipment	18	412	394
Payments for purchase of investment securities	(105,792)	(422)	105,370
Proceeds from sale of investment securities	152	2,242	2,090
Payments for long-term loans	(5,852)	—	5,852
Other	(1,720)	(4,042)	(2,321)

Net cash provided by (used in) investing activities	(237,648)	(136,487)	101,161

Cash flows from financing activities:

Proceeds from issuance of long-term debt	149,857	22,864	(126,993)
Payments for settlement of long-term debt	(53,360)	(43,360)	10,000
Net increase (decrease) in short-term borrowings	(2,647)	(7,766)	(5,119)
Payments for settlement of lease obligations	(7,470)	(4,306)	3,164
Dividends paid	(36,001)	(33,000)	3,000

Net cash provided by (used in) financing activities	50,378	(65,569)	(115,947)

Effect of exchange rate changes on cash and cash equivalents	(2,147)	(158)	1,988
Net increase (decrease) in cash and cash equivalents	(12,412)	(11,277)	1,135
Cash and cash equivalents at beginning of year	44,042	31,630	(12,412)

Cash and cash equivalents at end of year	31,630	20,353	(11,277)

VIII. Changes in NTT Communications Directors

(Subject to Shareholders’ Approval)

1. Candidates scheduled to take office as Directors

Shuichi Sasakura	Head of Corporate Planning
Yoichiro Takaya	Head of Fifth Sales Division
Naoki Kajita	Deputy Senior Vice President of Fourth Sales Division
Keigo Kajimura	Head of Solution Services
Hiromasa Takaoka	Vice President of General Affairs Department, NIPPON TELEGRAPH AND TELEPHONE CORPORATION
Atsuhiro Fuseya	Vice President of General Affairs Department, NIPPON TELEGRAPH AND TELEPHONE CORPORATION

2. Directors scheduled to resign

Takashi Ooi	Senior Vice President
(scheduled to transfer to NTT Bizlink, Inc.)

Akira Arima	Senior Vice President
(scheduled to remain as NTT Communications’ Corporate Advisor)

Masanori Ozawa	Senior Vice President
(scheduled to transfer to NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION)

3. New Executive Positions and Organizational Responsibilities

Name	New Position(s) and Organizational Responsibilities	Current Position(s) and Organizational Responsibilities
Tetsuya Funabashi	Senior Executive Vice President In charge of technology In charge of services In charge of operations In charge of information security	Senior Executive Vice President In charge of technology In charge of operations In charge of information security In charge of corporate Head of Customer Services

Katsumi Nakata	Senior Executive Vice President In charge of sales In charge of global business In charge of corporate	Senior Executive Vice President In charge of sales In charge of global business

Shuichi Sasakura	Senior Vice President Head of Network Services	Head of Corporate Planning

Yoichiro Takaya	Senior Vice President Head of Fifth Sales Division	Head of Fifth Sales Division

Naoki Kajita	Senior Vice President Head of ICT Consulting Division	Deputy Senior Vice President of Fourth Sales Division

Keigo Kajimura	Senior Vice President Head of Solution Services	Head of Solution Services

Hiromasa Takaoka	Senior Vice President Head of Customer Services	Vice President of General Affairs Department, NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Atsuhiro Fuseya	Senior Vice President	Vice President of General Affairs Department, NIPPON TELEGRAPH AND TELEPHONE CORPORATION

Notes:

•  Among the Directors scheduled to resign from office, Takashi Ooi is expected to resign on June 11, 2017, Masanori Ozawa is expected to resign on June 22, 2017, and Akira Arima is expected to resign at the close of the 18th Annual General Shareholders’ Meeting (to be held on June 23, 2017).

• Shuichi Sasakura is expected to concurrently become Head of Network Services on June 12, 2017.

May 15, 2017

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Annual Results for the Fiscal Year Ended March 31, 2017

Contents

1. Financial Results Summary (Consolidated)	pages 1-2

2. Financial Results (Business Segments)	page 3

3. Financial Results (Holding Company and Subsidiaries)	pages 4-6

4. Operating Data	pages 7-9

Disclaimers

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

*	“E” in this material represents that the figure is a plan or projection for operation.
**	“FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

1. Financial Results Summary (NTT Consolidated Financial Results, EBITDA and EBITDA Margin and Interest-Bearing Liabilities)

NTT Consolidated Financial Results

	(Billions of yen)
	FY 2015					FY 2016					FY 2017 (E)
	Three Months Ended				Year Ended	Three Months Ended				Year Ended	Year Ending
	June 30	September 30	December 31	March 31	March 31	June 30	September 30	December 31	March 31	March 31	March 31
Consolidated (US GAAP)
Operating Revenues	2,706.5	2,882.5	2,906.4	3,045.6	11,541.0	2,716.7	2,807.6	2,836.2	3,030.5	11,391.0	11,750.0
Fixed Voice Related Services	336.4	331.2	326.9	335.5	1,330.0	311.8	307.5	299.8	314.7	1,233.9	—
Mobile Voice Related Services	193.1	214.6	216.9	213.2	837.8	213.0	216.6	221.8	213.9	865.3	—
IP/Packet Communications Services	933.7	941.6	944.2	938.3	3,757.8	948.0	953.3	941.0	966.6	3,809.0	—
Sales of Telecommunications Equipment	223.8	240.0	262.0	227.3	953.0	186.7	236.4	227.0	156.4	806.5	—
System Integration	673.0	764.3	774.9	851.3	3,063.5	688.3	708.8	726.7	917.9	3,041.6	—
Other	346.4	390.8	381.5	480.1	1,598.8	368.9	385.0	419.9	461.0	1,634.8	—
Operating Expenses	2,347.7	2,507.8	2,513.3	2,824.1	10,192.8	2,229.3	2,368.5	2,444.1	2,809.3	9,851.2	10,160.0
Cost of Services (excluding items shown separately below)	556.0	593.1	584.3	724.7	2,458.1	547.3	606.1	598.0	736.2	2,487.6	—
Cost of Equipment Sold (excluding items shown separately below)	196.6	234.5	268.4	271.0	970.5	175.3	231.2	248.3	225.0	879.7	—
Cost of System Integration (excluding items shown separately below)	475.8	558.7	543.2	619.8	2,197.5	501.7	484.5	510.3	664.4	2,161.0	—
Depreciation and Amortization	432.6	439.1	445.5	449.2	1,766.3	359.2	357.3	366.4	379.3	1,462.2	1,359.0
Impairment Loss	0.0	3.6	2.4	26.7	32.7	0.4	14.3	51.3	7.9	73.9	—
Goodwill	—	—	—	4.7	4.7	—	4.5	48.8	—	53.3	—
Other	0.0	3.6	2.4	22.0	28.0	0.4	9.8	2.5	7.9	20.6	—
Selling, General and Administrative Expenses	686.7	678.8	669.6	732.7	2,767.8	645.5	675.1	669.7	796.5	2,786.8	—
Operating Income	358.8	374.7	393.1	221.6	1,348.1	487.4	439.1	392.1	221.2	1,539.8	1,590.0
Income Before Income Taxes	367.4	350.0	403.7	208.1	1,329.3	446.1	450.8	410.3	220.6	1,527.8	1,580.0
Net Income Attributable to NTT	193.2	184.1	226.7	133.7	737.7	243.6	232.5	192.6	131.4	800.1	830.0

(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	569.5	577.4	577.6	575.2	2,299.7	557.7	569.7	547.5	601.9	2,276.8	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,257.3	1,402.0	1,395.2	1,621.4	5,675.9	1,227.9	1,335.4	1,384.4	1,664.2	5,612.0	—
Loss on Disposal of Property, Plant and Equipment	30.0	31.3	37.6	92.8	191.7	24.2	36.3	39.8	96.8	197.0	—
Other Expenses	58.3	54.5	55.1	58.8	226.6	60.0	55.6	54.7	59.1	229.4	—
Total	1,915.1	2,065.1	2,065.4	2,348.2	8,393.8	1,869.8	1,996.9	2,026.4	2,422.1	8,315.1	—
EBITDA and EBITDA Margin with Reconciliation
EBITDA [a+b+c+d](1)	812.9	835.3	860.5	769.3	3,277.9	860.0	830.7	829.8	662.9	3,183.3	3,190.0
a Operating Income	358.8	374.7	393.1	221.6	1,348.1	487.4	439.1	392.1	221.2	1,539.8	1,590.0
b Depreciation and Amortization	432.6	439.1	445.5	449.2	1,766.3	359.2	357.3	366.4	379.3	1,462.2	1,359.0
c Loss on Sales and Disposal of Property, Plant and Equipment	21.5	17.9	19.5	71.8	130.7	13.0	20.0	20.0	54.4	107.4	241.0
d Impairment Loss	0.0	3.6	2.4	26.7	32.7	0.4	14.3	51.3	7.9	73.9	—
EBITDA Margin [(e÷f)×100](1)	30.0%	29.0%	29.6%	25.3%	28.4%	31.7%	29.6%	29.3%	21.9%	27.9%	27.1%
e EBITDA [a+b+c+d]	812.9	835.3	860.5	769.3	3,277.9	860.0	830.7	829.8	662.9	3,183.3	3,190.0
f Operating Revenues	2,706.5	2,882.5	2,906.4	3,045.6	11,541.0	2,716.7	2,807.6	2,836.2	3,030.5	11,391.0	11,750.0

Interest-Bearing Liabilities

	FY 2015					FY 2016					FY 2017 (E)
	As of June 30	As of September 30	As of December 31	As of March 31		As of June 30	As of September 30	As of December 31	As of March 31		As of March 31
Interest-Bearing Liabilities	4,838.1	4,520.4	4,446.2	4,163.3		4,353.6	4,091.8	4,497.1	4,088.2		3,900.0

Notes:	(1)	Beginning with the three months ended March 31, 2017, the method for calculating EBITDA has been revised to add Loss on Sales of Property, Plant and Equipment and Impairment Loss.

EBITDA and EBITDA Margin, as calculated using the previous method including only Operating Income and Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment, would have been 654.0 billion yen and 21.6%, respectively, for the three months ended March 31, 2017, and 3,107.8 billion yen and 27.3%, respectively, for the twelve months ended March 31, 2017. EBITDA and EBITDA Margin figures presented in the table above have been retroactively recalculated using the new calculation method.

1. Financial Results Summary (Capital Investment)

Capital Investment

	(Billions of yen)
	FY 2015					FY 2016					FY 2017 (E)
	Three Months Ended				Year Ended	Three Months Ended				Year Ended	Year Ending
	June 30	September 30	December 31	March 31	March 31	June 30	September 30	December 31	March 31	March 31	March 31
Capital Investment(1)(2)	285.8	359.8	393.8	647.8	1,687.2	284.4	381.5	426.5	607.8	1,700.0	1,700.0
Regional communications business	107.7	126.9	134.5	252.9	622.1	96.3	118.7	130.6	237.7	583.4	555.0
Long distance and international communications business	42.9	53.5	58.5	72.7	227.6	44.8	56.6	67.0	76.5	244.9	249.0
Mobile communications business	93.2	126.4	143.0	232.8	595.3	97.1	148.9	153.3	197.7	597.1	570.0
Data communications business	26.9	31.4	29.9	45.9	134.0	28.5	39.1	37.9	52.5	158.1	192.0
Other business	15.2	21.6	27.8	43.5	108.2	17.6	18.1	37.6	43.3	116.6	134.0
(Ref.) Core Group Companies
NTT (Holding Company)	1.1	2.2	3.2	12.1	18.7	1.0	2.6	3.8	8.1	15.7	18.0
R&D Facilities	—	—	—	—	16.5	—	—	—	—	12.9	15.0
Joint Facilities	—	—	—	—	2.1	—	—	—	—	2.8	3.0
NTT East	46.1	56.5	59.4	131.7	294.0	42.1	52.4	61.0	118.0	273.8	250.0
Service Expansion and Improvement	—	—	—	—	261.0	—	—	—	—	249.6	231.0
Voice Transmission	—	—	—	—	147.6	—	—	—	—	142.6	133.0
Data Transmission	—	—	—	—	22.1	—	—	—	—	17.8	14.0
Leased Circuit	—	—	—	—	91.1	—	—	—	—	88.2	83.0
Telegraph	—	—	—	—	0.0	—	—	—	—	0.9	1.0
R&D Facilities	—	—	—	—	2.5	—	—	—	—	2.7	2.0
Joint Facilities	—	—	—	—	30.3	—	—	—	—	21.3	17.0
NTT West	57.9	63.5	68.5	99.4	289.4	46.2	56.8	61.7	109.3	274.1	260.0
Service Expansion and Improvement	—	—	—	—	272.2	—	—	—	—	256.0	239.0
Voice Transmission	—	—	—	—	154.3	—	—	—	—	157.7	144.0
Data Transmission	—	—	—	—	21.5	—	—	—	—	22.9	17.0
Leased Circuit	—	—	—	—	96.2	—	—	—	—	74.9	77.0
Telegraph	—	—	—	—	0.0	—	—	—	—	0.3	1.0
R&D Facilities	—	—	—	—	1.9	—	—	—	—	1.9	2.0
Joint Facilities	—	—	—	—	15.2	—	—	—	—	16.0	19.0
NTT Communications	28.0	26.9	28.6	47.2	130.8	25.1	32.2	34.1	43.6	135.1	111.0
Cloud Computing Platforms	—	—	—	—	34.2	—	—	—	—	39.6	23.0
Data Networks	—	—	—	—	16.8	—	—	—	—	26.3	22.1
Voice Communications	—	—	—	—	11.0	—	—	—	—	10.2	8.2
Applications & Content	—	—	—	—	1.9	—	—	—	—	1.9	4.1
Solution Services	—	—	—	—	9.1	—	—	—	—	6.3	5.3
Infrastructure and Joint Facilities, etc.	—	—	—	—	57.4	—	—	—	—	50.5	48.0
NTT DOCOMO (Consolidated)	93.1	126.3	143.0	232.8	595.2	97.1	148.9	153.3	197.7	597.1	570.0
NTT DATA (Consolidated)	26.8	31.3	29.9	45.8	134.0	28.5	39.1	37.9	52.5	158.1	192.0

(Ref.) Optical Access Network Investment
NTT East	—	—	—	—	90.0	—	—	—	—	85.0	Approx. 80.0
NTT West	—	—	—	—	87.0	—	—	—	—	71.0	Approx. 73.0

Notes :	(1)	Capital Investment figures for domestic access network businesses for Year Ended March 31, 2016, Year Ended March 31, 2017 and Year Ending March 31, 2018 (Forecast) are 1,302.3 billion yen, 1,261.6 billion yen and 1,193.0 billion yen, respectively.
	(2)	Figures for NTT East and NTT West include figures for Optical Access Network Investment.

2. Financial Results (Business Segments)

	(Billions of yen)
	FY 2015					FY 2016					FY 2017 (E)
	Three Months Ended				Year Ended	Three Months Ended				Year Ended	Year Ending
	June 30	September 30	December 31	March 31	March 31	June 30	September 30	December 31	March 31	March 31	March 31
Business segments(1)
Regional communications business
Operating Revenues	836.5	844.1	839.7	887.6	3,407.9	802.9	817.5	814.4	873.4	3,308.2	3,230.0
Operating Expenses	765.4	760.6	762.1	854.8	3,142.9	675.1	713.1	716.2	844.3	2,948.7	2,900.0
Operating Income	71.1	83.5	77.6	32.8	265.0	127.8	104.5	98.2	29.0	359.5	330.0
Long distance and international communications business
Operating Revenues	518.1	579.1	578.2	575.5	2,250.9	519.0	519.8	531.8	558.6	2,129.3	2,230.0
Operating Expenses	496.9	552.7	543.6	561.0	2,154.2	492.0	504.7	555.3	536.5	2,088.4	2,110.0
Operating Income	21.2	26.4	34.6	14.5	96.7	27.0	15.2	(23.5)	22.1	40.8	120.0
Mobile communications business
Operating Revenues	1,076.9	1,138.2	1,168.5	1,143.6	4,527.1	1,108.7	1,179.4	1,181.2	1,115.3	4,584.6	4,750.0
Operating Expenses	842.2	911.7	946.6	1,038.3	3,738.8	810.4	893.9	925.6	1,003.0	3,632.9	3,795.0
Operating Income	234.7	226.4	221.9	105.3	788.4	298.3	285.4	255.6	112.3	951.6	955.0
Data communications business
Operating Revenues	360.2	385.5	402.1	469.0	1,616.8	373.5	388.6	402.6	554.1	1,718.7	1,970.0
Operating Expenses	341.4	366.2	366.2	430.3	1,504.1	351.6	374.6	371.4	513.3	1,610.8	1,840.0
Operating Income	18.9	19.3	35.8	38.7	112.7	21.9	14.0	31.2	40.8	107.9	130.0
Other business
Operating Revenues	267.1	300.6	305.0	421.7	1,294.5	272.1	295.5	322.3	392.4	1,282.3	1,260.0
Operating Expenses	256.8	283.4	286.5	393.8	1,220.4	259.8	278.1	292.7	374.4	1,205.0	1,185.0
Operating Income	10.4	17.3	18.5	27.9	74.0	12.3	17.4	29.6	18.0	77.3	75.0

Note:	(1)	Figures for each segment include inter-segment transactions.

3. Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	FY 2015					FY 2016					FY 2017 (E)
	Three Months Ended				Year Ended	Three Months Ended				Year Ended	Year Ending
	June 30	September 30	December 31	March 31	March 31	June 30	September 30	December 31	March 31	March 31	March 31
NTT (Holding Company) (JPN GAAP)
Operating Revenues	224.0	32.5	130.1	134.9	521.7	269.1	32.7	138.6	33.7	474.3	662.0
Operating Expenses	30.4	30.9	31.7	44.5	137.6	29.4	30.7	31.1	43.3	134.6	130.0
Operating Income	193.6	1.6	98.4	90.4	384.0	239.6	2.0	107.5	(9.5)	339.6	532.0
Non-Operating Revenues	6.9	7.1	6.3	9.5	30.0	6.0	6.2	5.7	6.0	24.1	22.0
Non-Operating Expenses	7.7	7.8	7.3	9.6	32.6	7.7	6.8	6.7	7.6	28.9	25.0
Recurring Profit	192.8	0.9	97.4	90.2	381.4	237.9	1.4	106.5	(11.0)	334.9	529.0
Net Income	192.5	0.6	97.2	376.2	666.6	237.5	(19.7)	79.2	(8.9)	288.1	530.0
NTT East (JPN GAAP)
Operating Revenues	429.7	429.7	427.5	435.2	1,722.3	410.1	413.3	413.1	435.5	1,672.2	1,640.0
Voice Transmission Services (excluding IP)(1)	110.0	108.2	106.4	103.1	427.8	101.4	99.9	99.2	95.8	396.5	370.0
IP Services	217.0	214.4	214.5	209.4	855.4	213.3	211.7	212.4	212.8	850.3	850.0
Leased Circuit (excluding IP)	28.6	26.4	24.6	23.9	103.7	24.0	23.6	23.0	22.6	93.3	93.0
Other	47.8	47.6	48.5	54.6	198.5	46.1	46.0	48.1	54.1	194.5	193.0
Supplementary Business	26.2	32.9	33.3	44.1	136.7	25.0	31.9	30.3	50.0	137.4	134.0
Operating Expenses	379.0	378.5	377.4	425.4	1,560.4	346.0	353.6	363.1	420.2	1,483.1	1,450.0
Personnel	24.3	23.8	24.0	24.6	96.8	23.6	23.6	23.2	24.0	94.6	85.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	241.5	242.2	238.0	270.9	992.8	224.3	230.9	236.1	270.7	962.1	947.0
Depreciation and Amortization	87.9	86.0	86.0	82.6	342.6	72.2	72.5	76.0	74.2	295.0	234.0
Loss on Disposal of Property, Plant and Equipment	6.3	8.7	11.4	28.1	54.7	6.1	8.4	9.7	31.5	55.9	110.0
Taxes and Public Dues	18.8	17.5	17.8	18.9	73.3	19.5	18.1	17.9	19.6	75.3	74.0
Operating Income	50.7	51.2	50.1	9.7	161.8	64.1	59.6	49.9	15.3	189.1	190.0
Non-Operating Revenues	5.8	6.2	0.7	4.6	17.5	17.3	0.5	1.5	0.7	20.2	5.0
Non-Operating Expenses	1.4	1.3	1.3	1.6	5.9	1.2	1.2	1.2	1.1	4.9	5.0
Recurring Profit	55.0	56.1	49.5	12.7	173.4	80.2	58.9	50.2	14.9	204.4	190.0
Net Income	40.9	37.1	35.0	5.6	118.7	57.8	42.1	36.5	13.1	149.6	131.0
NTT West (JPN GAAP)
Operating Revenues	374.1	380.5	374.4	398.8	1,528.0	362.0	368.4	362.7	385.7	1,479.0	1,436.0
Voice Transmission Services (excluding IP)(1)	110.5	108.4	106.5	103.1	428.6	101.6	99.9	99.0	95.6	396.2	370.0
IP Services	174.5	176.2	176.0	175.8	702.7	175.5	173.6	174.0	173.9	697.2	689.0
Leased Circuit (excluding IP)	24.7	23.7	22.7	22.1	93.3	22.0	21.7	21.3	21.1	86.3	87.0
Other	35.1	35.3	36.0	41.3	147.8	33.8	35.0	35.9	40.8	145.6	138.0
Supplementary Business	29.1	36.8	33.0	56.3	155.4	29.0	38.0	32.2	54.0	153.4	152.0
Operating Expenses	359.2	357.9	344.1	392.6	1,453.9	323.3	335.9	336.6	387.8	1,383.8	1,336.0
Personnel	22.6	22.3	22.3	22.7	90.0	20.3	20.0	19.9	20.2	80.5	77.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	230.0	230.2	213.7	250.5	924.5	206.3	219.1	215.4	254.4	895.4	860.0
Depreciation and Amortization	80.5	79.2	79.5	77.7	317.0	70.4	70.8	74.1	72.1	287.6	213.0
Loss on Disposal of Property, Plant and Equipment	8.7	10.0	12.3	25.0	56.2	8.6	9.4	10.9	24.1	53.2	119.0
Taxes and Public Dues	17.2	16.0	16.1	16.4	66.0	17.5	16.3	16.2	16.8	66.9	67.0
Operating Income	14.8	22.6	30.2	6.2	74.0	38.7	32.5	26.0	(2.0)	95.1	100.0
Non-Operating Revenues	2.7	0.6	0.5	1.7	5.7	1.2	0.4	0.5	0.7	2.9	4.0
Non-Operating Expenses	2.8	3.7	2.2	3.8	12.7	2.0	1.7	1.7	4.3	9.9	9.0
Recurring Profit	14.7	19.5	28.5	4.2	67.1	37.8	31.1	24.8	(5.7)	88.1	95.0
Net Income	12.2	14.0	19.6	26.4	72.4	23.3	22.2	18.0	(3.8)	59.7	70.0

Note:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the fiscal year ended March 31, 2017 include monthly charges, call charges and interconnection charges of 299.9 billion yen, 26.2 billion yen and 45.6 billion yen for NTT East, and 298.3 billion yen, 24.5 billion yen and 49.6 billion yen for NTT West, respectively.

3. Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	FY 2015					FY 2016					FY 2017 (E)
	Three Months Ended				Year Ended	Three Months Ended				Year Ended	Year Ending
	June 30	September 30	December 31	March 31	March 31	June 30	September 30	December 31	March 31	March 31	March 31
NTT Communications (JPN GAAP)
Operating Revenues(1)	216.6	225.3	226.2	250.0	918.3	220.2	226.9	227.0	249.6	923.8	940.0
Cloud Computing Platforms	16.7	17.0	17.4	18.7	70.0	17.1	17.6	17.6	19.5	72.0	87.0
Data Networks	91.0	91.7	92.7	94.3	369.8	94.8	95.1	96.3	98.4	384.8	393.0
Voice Communications	64.3	64.5	66.9	64.4	260.3	63.0	63.3	63.7	60.6	250.7	244.0
Applications & Content	9.5	9.8	9.3	9.8	38.7	9.4	9.2	9.3	9.6	37.7	37.0
Solution Services	31.0	38.2	35.8	57.2	162.3	31.9	37.7	36.1	57.5	163.4	159.0
Others	3.8	3.9	3.8	5.3	16.9	3.7	3.7	3.8	3.6	14.9	20.0
Operating Expenses	199.3	202.5	199.4	225.7	827.1	194.3	202.5	204.1	230.2	831.3	847.0
Personnel	19.1	19.1	18.8	20.0	77.2	19.2	18.9	19.0	19.7	77.0	77.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	100.9	102.9	97.1	116.0	417.1	90.8	98.8	95.1	121.6	406.4	639.0
Communication Network Charges	49.6	50.8	52.5	56.8	209.9	54.7	54.6	59.2	54.4	223.1
Depreciation and Amortization	25.9	25.9	26.7	25.7	104.4	25.4	25.6	26.2	27.0	104.4	96.0
Loss on Disposal of Property, Plant and Equipment	0.4	0.6	0.9	3.7	5.6	0.5	1.0	0.9	4.1	6.7	22.0
Taxes and Public Dues	3.2	3.1	3.1	3.1	12.7	3.5	3.2	3.4	3.2	13.4	13.0
Operating Income	17.2	22.7	26.7	24.3	91.1	25.8	24.3	22.9	19.4	92.5	93.0
Non-Operating Revenues	8.8	7.1	6.2	4.9	27.1	7.4	5.6	4.0	3.5	20.7	18.0
Non-Operating Expenses	2.3	1.7	1.7	2.2	8.1	2.3	1.6	1.3	2.5	7.8	8.0
Recurring Profit	23.7	28.0	31.2	27.1	110.2	30.9	28.3	25.6	20.5	105.4	103.0
Net Income	16.6	19.8	22.6	13.1	72.3	22.3	20.4	18.5	23.6	85.0	73.0
Dimension Data (IFRS)(2)(3)
Operating Revenues	206.8	247.1	246.5	221.5	921.9	206.6	198.6	196.4	207.4	809.0	890.0
Operating Expenses	207.9	246.4	244.0	223.4	921.6	207.9	205.7	197.9	207.4	818.9	881.0
Operating Income(4)	(1.0)	0.8	2.5	(2.0)	0.3	(1.3)	(7.0)	(1.5)	(0.0)	(9.9)	9.0
Net Income Attributable to Dimension Data	(2.8)	(1.4)	2.6	(6.1)	(7.7)	(2.4)	(9.6)	(14.6)	(1.4)	(27.9)	—

Notes:	(1)	The following are the main services included in each line item:
- Cloud Computing Platforms: “Data center services” and “Private Cloud (Enterprise Cloud, etc.)”
- Data Networks: “Closed network services (Arcstar Universal One, etc.)” and “Open network service (OCN, etc.)”
- Voice Communications: “Telephone services” and “VoIP services (050 plus, etc.)”
- Applications & Content: “Application services (Mail services, etc.)”
- Solution Services: “System integration services”
	(2)	Because Dimension Data’s statements of income from January 1 to December 31, 2016 are consolidated into NTT’s consolidated statements of income from April 1, 2016 to March 31, 2017, Dimension Data’s financial results for the twelve months ended December 31, 2016 are included under Year Ended March 31, 2017 and Dimension Data’s forecast for the twelve months ending December 31, 2017 is included under Year Ending March 31, 2018 (Forecast).
	(3)	The conversion rate used for Dimension Data figures for the fiscal year ended March 31, 2017 is USD1.00 = JPY108.78.
	(4)	Operating Income for the fiscal year ended March 31, 2017 under US GAAP was (68.4) billion yen.

3. Financial Results (Holding Company and Subsidiaries)

	(Billions of yen)
	FY 2015					FY 2016					FY 2017 (E)
	Three Months Ended				Year Ended	Three Months Ended				Year Ended	Year Ending
	June 30	September 30	December 31	March 31	March 31	June 30	September 30	December 31	March 31	March 31	March 31
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	1,076.9	1,138.1	1,168.5	1,143.6	4,527.1	1,108.7	1,179.7	1,181.3	1,115.0	4,584.6	4,750.0
Telecommunications Services	675.3	707.1	717.3	715.9	2,815.5	729.7	744.8	750.7	759.9	2,985.1	3,125.0
Mobile Communications Services	669.4	697.2	703.6	697.4	2,767.6	704.2	712.8	712.1	714.8	2,844.0	2,894.0
Voice Revenues	196.6	217.0	219.8	216.0	849.4	215.9	219.6	224.8	215.0	875.2	928.0
Packet Communications Revenues	472.7	480.2	483.8	481.4	1,918.2	488.3	493.3	487.4	499.8	1,968.8	1,966.0
Optical-fiber Broadband Services and Other Telecommunications Services	5.9	9.9	13.7	18.5	47.9	25.5	31.9	38.6	45.1	141.1	231.0
Equipment Sales	201.3	215.5	241.0	202.7	860.5	165.8	214.4	206.2	132.9	719.2	748.0
Other Operating Revenues	200.3	215.6	210.2	225.1	851.1	213.2	220.5	224.4	222.2	880.3	877.0
Operating Expenses	841.5	910.9	945.5	1,046.1	3,744.1	809.4	893.4	924.5	1,012.6	3,639.8	3,790.0
Personnel	72.3	72.0	72.1	69.8	286.2	72.3	72.8	72.2	74.5	291.8	300.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	537.5	597.9	619.4	672.5	2,427.3	531.5	600.6	622.8	677.3	2,432.1	2,498.0
Depreciation and Amortization	145.6	151.5	160.0	168.8	625.9	109.7	110.8	113.9	117.9	452.3	490.0
Impairment Loss	—	—	—	17.7	17.7	—	—	—	12.2	12.2	—
Loss on Disposal of Property, Plant and Equipment	11.3	11.2	12.2	34.0	68.8	7.9	16.8	16.5	38.3	79.6	60.0
Communication Network Charges	64.6	68.3	71.8	72.2	276.9	76.7	82.1	88.8	81.8	329.4	400.0
Taxes and Public Dues	10.3	10.0	10.1	11.0	41.3	11.2	10.3	10.3	10.5	42.4	42.0
Operating Income	235.4	227.2	222.9	97.5	783.0	299.3	286.3	256.7	102.4	944.7	960.0
Non-Operating Income (Loss)	5.2	(15.2)	1.9	3.1	(5.0)	(4.0)	(0.4)	8.3	1.0	4.8	6.0
Income Before Income Taxes	240.6	212.0	224.8	100.6	778.0	295.3	285.9	265.0	103.4	949.6	966.0
Net Income Attributable to NTT DOCOMO	168.8	148.4	175.3	55.9	548.4	206.9	198.6	184.0	63.1	652.5	655.0
NTT DATA Consolidated (JPN GAAP)
Net sales	358.5	384.6	402.0	469.5	1,614.8	392.2	387.4	401.2	551.5	1,732.4	2,060.0
Public & Social Infrastructure	82.5	94.1	100.7	143.3	420.8	89.1	97.6	109.5	159.1	455.4	447.0
Financial	116.3	120.2	136.1	150.9	523.6	118.6	127.7	124.3	147.2	518.0	539.0
Enterprise & Solutions	88.9	97.6	94.0	111.1	391.8	97.7	103.1	103.0	121.6	425.6	442.0
Global	122.6	129.9	129.9	136.9	519.6	145.2	122.8	128.7	206.5	603.3	908.0
Elimination or Corporate	(51.9)	(57.4)	(58.8)	(72.8)	(241.0)	(58.5)	(63.9)	(64.5)	(83.0)	(269.9)	(276.0)
Cost of Sales	270.5	296.0	295.7	354.4	1,216.7	294.5	286.7	293.7	418.6	1,293.6	1,550.0
Gross Profit	88.0	88.6	106.3	115.1	398.1	97.6	100.6	107.5	132.9	438.8	510.0
Selling, General and Administrative Expenses	72.8	72.6	73.1	78.5	297.2	80.3	72.7	78.3	90.4	321.7	390.0
Operating Income	15.1	15.9	33.1	36.6	100.8	17.3	27.9	29.1	42.5	117.1	120.0
Non-Operating Income (Loss)	0.2	(0.1)	(3.4)	0.5	(2.7)	(0)	(0.1)	(1.1)	(2.7)	(4.1)	(4.0)
Ordinary income	15.3	15.8	29.7	37.1	98.1	17.3	27.7	28.0	39.8	112.9	116.0
Net Income Attributable to Owners of Parent	7.3	8.3	28.1	19.4	63.3	10.0	18.9	16.0	20.6	65.6	59.0

4. Operating Data

Number of Subscribers

	(in thousands except for Public Telephones)
	FY 2015				FY 2016				FY 2017 (E)
	As of June 30	As of September 30	As of December 31	As of March 31	As of June 30	As of September 30	As of December 31	As of March 31	As of March 31
Telephone Subscriber Lines(1)	20,891	20,580	20,278	19,943	19,671	19,413	19,117	18,797	17,785
NTT East	10,324	10,181	10,036	9,875	9,740	9,617	9,471	9,315	8,865
NTT West	10,567	10,399	10,242	10,068	9,931	9,796	9,647	9,482	8,920
INS-Net(2)	2,975	2,906	2,843	2,776	2,719	2,661	2,602	2,539	2,326
NTT East	1,519	1,483	1,450	1,414	1,384	1,356	1,325	1,293	1,193
NTT West	1,456	1,423	1,393	1,361	1,334	1,305	1,276	1,246	1,133
Telephone Subscriber Lines + INS-Net	23,866	23,486	23,121	22,718	22,390	22,074	21,719	21,336	20,111
NTT East	11,844	11,664	11,486	11,289	11,125	10,973	10,796	10,609	10,059
NTT West	12,023	11,822	11,634	11,429	11,265	11,102	10,923	10,727	10,052
Public Telephones	181,711	179,428	176,573	171,179	168,673	166,120	163,921	161,375	157,972
NTT East	86,514	85,071	82,907	78,199	76,511	74,846	73,357	71,434	70,434
NTT West	95,197	94,357	93,666	92,980	92,162	91,274	90,564	89,941	87,538
FLET’S ISDN	93	90	88	85	83	81	79	77	70
NTT East	41	40	38	37	36	35	34	33	30
NTT West	52	51	49	48	47	46	45	44	39
FLET’S ADSL	1,162	1,125	1,090	1,053	1,019	987	955	919	791
NTT East	526	510	493	475	459	444	428	411	351
NTT West	636	615	597	577	560	543	527	508	440
FLET’S Hikari (including Hikari Collaboration Model)(3)(4)(5)	18,951	19,036	19,157	19,259	19,520	19,704	19,903	20,053	20,853
NTT East	10,476	10,510	10,582	10,666	10,839	10,958	11,078	11,173	11,673
NTT West	8,475	8,526	8,576	8,593	8,681	8,746	8,825	8,880	9,180
(incl.) Hikari Collaboration Model	1,322	2,348	3,478	4,691	5,912	6,917	7,854	8,744	11,894
NTT East	954	1,637	2,350	3,077	3,781	4,337	4,846	5,328	7,028
NTT West	368	711	1,128	1,615	2,131	2,580	3,008	3,416	4,866
Hikari Denwa(6)	17,243	17,293	17,335	17,374	17,451	17,545	17,655	17,759	17,988
NTT East	9,056	9,068	9,089	9,123	9,180	9,242	9,311	9,369	9,569
NTT West	8,187	8,225	8,246	8,252	8,271	8,302	8,344	8,390	8,419
Conventional Leased Circuit Services	239	237	235	232	231	229	227	225	218
NTT East	116	115	114	113	112	111	110	109	105
NTT West	123	122	121	120	118	118	117	116	113
High Speed Digital Services	121	119	118	115	114	112	110	108	100
NTT East	62	62	60	59	58	57	56	55	52
NTT West	58	58	57	56	56	55	54	53	48
NTT Group Major ISPs(7)	11,650	11,609	11,514	11,411	11,360	11,328	11,303	11,231	11,031
(incl.) OCN	8,342	8,290	8,177	8,046	7,969	7,905	7,847	7,739	7,496
(incl.) Plala	2,968	2,974	2,986	3,005	3,024	3,047	3,075	3,106	3,130
Hikari TV	3,038	3,043	3,047	3,052	3,047	3,041	3,032	3,023	3,030
FLET’S TV Transmission Services(6)	1,378	1,398	1,417	1,432	1,445	1,464	1,489	1,521	1,602
NTT East	887	894	903	910	917	926	939	951	981
NTT West	490	504	514	522	528	538	551	570	621
Mobile Telecommunications Services(8)	67,532	68,494	69,602	70,964	71,614	72,943	73,588	74,880	77,100
(incl.) “Kake-hodai & Pake-aeru” billing plan	20,812	23,777	26,519	29,704	31,586	33,416	35,198	37,066	—
Telecommunications Services (LTE (Xi))	32,609	34,504	36,293	38,679	39,893	41,281	42,671	44,544	51,700
Telecommunications Services (FOMA (3G))	34,923	33,989	33,309	32,285	31,721	31,662	30,917	30,336	25,400
sp-mode	29,094	30,209	31,126	32,463	33,082	33,809	34,749	35,921	40,200
i-mode	21,512	20,581	19,862	18,770	18,136	17,416	16,503	15,493	11,300

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).
	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (including subscriptions to the “INS-Net 64 Lite Plan”).
	(3)	Number of “FLET’S Hikari (including Hikari Collaboration Model)” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.
	(4)	The comparative results for the year ended March 31, 2017 compared to the year ended March 31, 2016 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West were 1,646 thousand lines and 1,211 thousand lines, respectively, for a total of 2,857 thousand lines; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West were 1,132 thousand lines and 793 thousand lines, respectively, for a total of 1,925 thousand lines; and the numbers of switchover lines for NTT East and NTT West were 1,557 thousand lines and 1,260 thousand lines, respectively, for a total of 2,817 thousand lines.
	(5)	The comparative forecast for the year ending March 31, 2018 compared to the results for the year ended March 31, 2017 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West are expected to be 1,700 thousand lines and 1,200 thousand lines, respectively, for a total of 2,900 thousand lines; the numbers of new subscribers (excluding switchover lines) for the “Hikari Collaboration Model” for NTT East and NTT West are expected to be 1,250 thousand lines and 850 thousand lines, respectively, for a total of 2,100 thousand lines; and the numbers of switchover lines for NTT East and NTT West are expected to be 1,100 thousand lines and 1,000 thousand lines, respectively, for a total of 2,100 thousand lines.
	(6)	Numbers of subscribers for “Hikari Denwa” and “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.
	(7)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”
	(8)	Number of Mobile Telecommunications Services (including “Telecommunications Services (LTE (Xi))” and “Telecommunications Services (FOMA (3G))”) includes Communication Module Services.

4. Operating Data

Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, fixed-line (telephone subscriber lines and INS-NET) and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from LTE (Xi) mobile phone services, FOMA (3G) mobile phone services and “docomo Hikari” services, that are incurred consistently each month, by the number of active users to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

	(Yen)
	FY 2015					FY 2016					FY 2017 (E)
	Three Months Ended				Year Ended	Three Months Ended				Year Ended	Year Ending
	June 30	September 30	December 31	March 31	March 31	June 30	September 30	December 31	March 31	March 31	March 31
NTT East(1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,660	2,660	2,660	2,630	2,650	2,620	2,620	2,620	2,590	2,610	2,570
FLET’S Hikari ARPU (6)	5,590	5,550	5,510	5,380	5,510	5,340	5,280	5,230	5,170	5,250	5,050
Basic Monthly Charge	3,860	3,850	3,830	3,750	3,830	3,750	3,720	3,690	3,670	3,700	3,600
Optional Services	1,730	1,700	1,680	1,630	1,680	1,590	1,560	1,540	1,500	1,550	1,450
NTT West (1)(2)(3)(4)(5)
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,620	2,610	2,610	2,590	2,610	2,580	2,580	2,580	2,560	2,580	2,550
FLET’S Hikari ARPU (6)	5,550	5,490	5,450	5,400	5,470	5,350	5,300	5,260	5,210	5,280	5,080
Basic Monthly Charge	3,770	3,730	3,700	3,670	3,720	3,640	3,620	3,590	3,570	3,610	3,490
Optional Services	1,780	1,760	1,750	1,730	1,750	1,710	1,680	1,670	1,640	1,670	1,590
NTT DOCOMO (7)(8)(9)
Aggregate ARPU	4,010	4,190	4,230	4,260	4,170	4,330	4,420	4,450	4,550	4,430	4,700
Voice ARPU (LTE (Xi) + FOMA (3G))	1,120	1,240	1,240	1,230	1,210	1,240	1,250	1,280	1,220	1,250	1,350
Data ARPU	2,890	2,950	2,990	3,030	2,960	3,090	3,170	3,170	3,330	3,180	3,350
Packet ARPU (LTE (Xi) + FOMA (3G))	2,870	2,910	2,930	2,940	2,910	2,960	2,990	2,960	3,080	2,990	3,010
“docomo Hikari” ARPU	20	40	60	90	50	130	180	210	250	190	340

Notes:	(1)	We compute the following two categories of ARPU for business conducted by each of NTT East and NTT West.

•   Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

•   FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

-   “FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West. In addition, “FLET’S Hikari” also includes the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

- “FLET’S Hikari” Optional Services includes wholesale services provided to service providers by NTT East and NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and FLET’S Hikari ARPU.

	(3)	Numbers of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.
- Quarterly Results: Sum of number of active subscribers* for each month in the relevant quarter
- FY Results: Sum of number of active subscribers* for each month from April to March
- FY Forecast: Sum of the average expected active number of subscribers during the fiscal year ((number of subscribers at March 31, 2017 + number of expected subscribers at March 31, 2018)/2)x12
*activesubscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

	(4)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), the number of subscribers is determined based on the number of subscriptions for fixed-line services (Telephone Subscriber Lines + INS-NET Subscriber Lines).

	(5)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(6)	For purposes of calculating FLET’S Hikari ARPU, the number of subscribers is determined based on the number of FLET’S Hikari subscribers, which includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West, and the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.

	(7)	The following is the formula we use to compute ARPU for NTT DOCOMO.
• Aggregate ARPU = Voice ARPU + Packet ARPU + “docomo Hikari” ARPU
• Data ARPU= Packet ARPU + “docomo Hikari” ARPU
- Voice ARPU: Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users
- Packet ARPU: Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active users
- “docomo Hikari” ARPU: “docomo Hikari” ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active users

	(8)	Numbers of active users used in the ARPU calculation of NTT DOCOMO are as below.
- Quarterly Results: Sum of number of active users* for each month in the relevant quarter
- FY Results/FY Forecast: Sum of number of active users*/expected number of active users* for each month from April to March
*activeusers = (number of users at end of previous month + number of users at end of current month)/2

	(9)	The number of “users” used to calculate ARPU is the total number of subscriptions, excluding the subscriptions listed below:

a. Subscriptions of communication modules services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs); and

b. Data Plan subscriptions in the case where the customer contracting for such subscription in his/her name also has a subscription for “Xi” or “FOMA” services in his/her name.
Note that revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in ARPU calculations.

4. Operating Data

Number of Employees

	(Persons)
	FY 2015				FY 2016				FY 2017 (E)
	As of June 30	As of September 30	As of December 31	As of March 31	As of June 30	As of September 30	As of December 31	As of March 31	As of March 31
NTT Consolidated(1)	247,800	249,450	249,650	241,450	248,650	248,650	280,600	274,850	281,350
Regional communications business	72,550	72,500	72,500	66,200	67,400	67,300	73,700	68,250	67,150
Long distance and international communications business	43,450	44,450	44,200	43,750	45,150	44,450	44,050	43,850	45,850
Mobile communications business	27,050	26,500	26,700	26,150	27,500	27,450	27,400	26,750	28,050
Data communications business	78,650	80,150	80,600	80,550	83,200	84,000	109,950	111,650	115,950
Other business	26,100	25,850	25,650	24,800	25,400	25,450	25,500	24,350	24,350
Core Group Companies
NTT (Holding Company)	2,850	2,850	2,800	2,750	2,800	2,800	2,750	2,700	2,700
NTT East	5,400	5,150	5,150	4,800	5,200	4,950	4,950	4,850	4,800
NTT West	4,750	4,600	4,600	4,450	4,600	4,450	4,450	4,400	4,300
NTT Communications	6,600	6,550	6,550	6,450	6,550	6,450	6,450	6,350	6,300
NTT DOCOMO (Consolidated)	27,050	26,500	26,700	26,150	27,500	27,450	27,400	26,750	28,050
NTT DATA (Consolidated)	78,650	80,150	80,600	80,550	83,200	84,000	109,950	111,650	115,950

Note:	(1)	Starting from the nine-month period ended December 31, 2016, “Number of Employees” includes employees whose contracts were changed from fixed-term contracts to open-ended contracts.